Filed Pursuant to Rule 424(b)(5)

Registration File No. 333-193210

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class A common stock, par value $0.001	11,500,000	$31.00	$356,500,000	$35,900(1)

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Prospectus Supplement

(To Prospectus dated January 6, 2014)

10,000,000 Shares

PBF Energy Inc.

Class A Common Stock

We are offering 10,000,000 shares of our Class A common stock.

Our Class A common stock is listed on The New York Stock Exchange under the symbol “PBF”. The last reported sale price of our Class A common stock on The New York Stock Exchange on October 6, 2015 was $32.06 per share.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page S-16. You should also consider the risk factors described in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to PBF Energy Inc. before expenses
Per Share	$31.0000	$0.9982	$30.0018
Total	$310,000,000	$9,982,000	$300,018,000

We have granted the underwriters a 30-day option to purchase up to 1,500,000 additional shares of our Class A common stock on the same terms as set forth above.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities nor passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about October 13, 2015.

Morgan Stanley	Credit Suisse

Barclays	Citigroup	Deutsche Bank Securities	UBS Investment Bank	Wells Fargo Securities

BNP PARIBAS	Credit Agricole CIB	MUFG	Natixis	Scotia Howard Weil

October 6, 2015

Prospectus Supplement

Prospectus

Neither we nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus supplement, the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters (or any of our or their respective affiliates) are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing or incorporated by reference in this prospectus supplement or the accompanying prospectus is only accurate as of the date on the front cover of this prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since that date. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.

For investors outside the United States: we have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus supplement and the accompanying prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus supplement and the accompanying prospectus outside the United States.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates the information contained or incorporated by reference in the accompanying prospectus. The second part is the accompanying prospectus, which contains more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with any documents incorporated by reference herein and therein and the additional information described below under the heading “Where You Can Find More Information; Incorporation of Certain Documents by Reference” in their entirety before making an investment decision. To the extent there is a variation between information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus, on the other hand, you should rely on the information in this prospectus supplement.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. Any statement made in this prospectus supplement, or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement, will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement, or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement, modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

INDUSTRY AND MARKET DATA

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein include industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Statements as to our ranking, market position and market estimates are based on independent industry publications, government publications, third party forecasts and management’s good faith estimates and assumptions about our markets and our internal research. Although industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, we have not independently verified such third party information. While we are not aware of any misstatements regarding our market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Forward-Looking Statements” in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein.

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain certain information regarding refinery complexity as measured by the Nelson Complexity Index, which is calculated on an annual basis by data from the Oil and Gas Journal. Certain data presented in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is from the Oil and Gas Journal Report dated December 3, 2012.

BASIS OF PRESENTATION

Under the rules and regulations of the Securities and Exchange Commission, the Chalmette Acquisition and the Torrance Acquisition, each described in this prospectus supplement, are each probable acquisitions which are individually insignificant, but significant in the aggregate. In certain circumstances, Regulation S-X requires the presentation of financial statements for the most recent fiscal year and the latest interim period for a mathematical majority of the individually insignificant acquisitions acquired since the end of a company’s most recent fiscal year or probable of acquisition when these assets are significant in the aggregate. Accordingly, this prospectus supplement includes or incorporates by reference (a) the historical financial statements of Chalmette Refining L.L.C., or Chalmette Refining, and (b) the unaudited pro forma consolidated financial statements, which constitute

S-ii

financial statements for the mathematical majority of the total assets to be acquired of individually insignificant acquisitions for the most recent fiscal year and the latest interim period preceding such probable acquisitions. The unaudited pro forma consolidated financial statements included herein do not include the impact of the Torrance Acquisition announced on September 30, 2015 because such acquisition is individually insignificant and less significant than the Chalmette Acquisition.

Unless otherwise indicated or the context otherwise requires, all financial data incorporated by reference in this prospectus supplement and the accompanying prospectus reflects the consolidated business and operations of PBF Energy Inc. and its consolidated subsidiaries, and has been prepared in accordance with generally accepted accounting principles in the United States of America, or GAAP.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference herein and therein. You should read this entire prospectus supplement, the accompanying prospectus and the other documents incorporated by reference herein and therein before making an investment decision. See the sections entitled “Risk Factors” and “Where You Can Find More Information; Incorporation of Certain Documents by Reference.”

Unless the context otherwise requires, references to the “Company,” “we,” “our,” “us” or “PBF” refer to PBF Energy Inc., or PBF Energy, and, in each case, unless the context otherwise requires, its consolidated subsidiaries, including PBF Energy Company LLC, or PBF LLC, PBF Holding Company LLC, or PBF Holding, PBF Investments LLC, or PBF Investments, Toledo Refining Company LLC, Paulsboro Refining Company LLC and Delaware City Refining Company LLC, and PBF Logistics LP, or PBF Logistics, the Partnership or PBFX.

Our Company

We are one of the largest independent petroleum refiners and suppliers of unbranded transportation fuels, heating oil, petrochemical feedstocks, lubricants and other petroleum products in the United States. We sell our products throughout the Northeast and Midwest of the United States, as well as in other regions of the United States and Canada, and are able to ship products to other international destinations. We were formed in 2008 to pursue acquisitions of crude oil refineries and downstream assets in North America. We currently own and operate three domestic oil refineries and related assets, which we acquired in 2010 and 2011. Our refineries have a combined processing capacity, known as throughput, of approximately 540,000 barrels per day, or bpd, and a weighted-average Nelson Complexity Index of 11.3. We operate in two reportable business segments: Refining and Logistics.

Refining

Our three refineries are located in Toledo, Ohio, Delaware City, Delaware and Paulsboro, New Jersey. Our Mid-Continent refinery at Toledo processes light, sweet crude, has a throughput capacity of 170,000 bpd and a Nelson Complexity Index of 9.2. The majority of Toledo’s WTI-based crude is delivered via pipelines that originate in both Canada and the United States. Since our acquisition of Toledo in 2011, we have added additional truck and rail crude unloading capabilities that provide feedstock sourcing flexibility for the refinery and enables Toledo to run a more cost-advantaged crude slate. Our East Coast refineries at Delaware City and Paulsboro have a combined refining capacity of 370,000 bpd and Nelson Complexity Indices of 11.3 and 13.2, respectively. These high-conversion refineries process primarily medium and heavy, sour crudes and have the flexibility to receive crude and feedstock via both water and rail. We believe this sourcing optionality is critical to the profitability of our East Coast refining system.

Logistics

PBF Logistics is a fee-based, growth-oriented, publicly traded master limited partnership formed by PBF Energy to own or lease, operate, develop and acquire crude oil and refined petroleum products terminals, pipelines, storage facilities and similar logistics assets. PBF Logistics engages in the receiving, handling, storage and transferring of crude oil refined products and intermediates from sources located throughout the United States and Canada for PBF Energy in support of its three refineries. All of PBF Logistics’ revenue is derived from long-term, fee-based commercial agreements with PBF Holding, which include minimum volume commitments, for receiving, handling and transferring crude oil and storing crude oil and refined products. PBF Energy also has agreements with PBF Logistics that establish fees for certain general and administrative services and operational and maintenance services provided by PBF Holding to PBF Logistics. These transactions are eliminated by PBF Energy in consolidation.

As of the date of this prospectus supplement, PBF LLC holds a 53.7% limited partner interest in PBF Logistics (consisting of 2,572,944 common units and 15,886,553 subordinated units), with the remaining 46.3% limited partner interest held by the public common unit holders. PBF LLC also owns all of the incentive distribution rights and indirectly owns a non-economic general partner interest in PBF Logistics through its wholly owned subsidiary, PBF Logistics GP LLC (“PBF GP”), the general partner of PBF Logistics.

Our Pending Acquisitions

Chalmette Refinery Acquisition

On June 17, 2015, PBF Holding entered into a definitive Sale and Purchase Agreement with ExxonMobil Oil Corporation (“ExxonMobil”), Mobil Pipe Line Company and PDV Chalmette, L.L.C. to purchase the ownership interests of Chalmette Refining, which owns the Chalmette refinery and related logistics assets (collectively, the “Chalmette Acquisition”). The Chalmette refinery, located outside of New Orleans, Louisiana, is a 189,000 bpd, dual-train coking refinery with a Nelson Complexity of 12.7 and is capable of processing both light and heavy crude oil. Upon completion of the Chalmette Acquisition, we will increase our total throughput capacity to over 725,000 bpd.

Chalmette Refining owns 100% of the MOEM Pipeline LLC, providing access to the Empire Terminal, as well as the CAM Connection Pipeline, providing access to the Louisiana Offshore Oil Port facility through a third party pipeline. Chalmette Refining also owns 80% of each of Collins Pipeline Company and T&M Terminal Company, both located in Collins, Mississippi, which provide a clean products outlet for the refinery to the Plantation and Colonial Pipelines. Also included in the acquisition are a marine terminal capable of importing waterborne feedstocks and loading or unloading finished products; a clean products truck rack which provides access to local markets; and a crude and product storage facility with approximately 7.5 million barrels of shell capacity.

The aggregate purchase price for the Chalmette Acquisition is $322.0 million in cash, plus inventory and working capital to be determined at closing, which we currently expect to range from $250.0-$300.0 million. However, our estimated purchase price for inventory and working capital is based on current market conditions and assumptions and the final purchase price may change materially at the time the Chalmette Acquisition is consummated. The purchase price is also subject to other customary purchase price adjustments. The Chalmette Acquisition is expected to close prior to year-end 2015, subject to satisfaction of customary closing conditions. Our obligation to consummate the Chalmette Acquisition is not conditioned upon the receipt of financing. In addition, PBF Energy has guaranteed all payment and performance obligations of PBF Holding that relate to or arise out of the Sale and Purchase Agreement. There is no assurance we will consummate the transaction.

Chalmette represents our entry into the Gulf Coast market and we believe offers numerous opportunities for us to potentially enhance earnings through exercising our commercial flexibility. The Gulf Coast is a product exporting region and this should be an opportunity for us to participate in the international as well as domestic market. Additionally, Chalmette currently distributes products to the product-short Northeastern United States through access to the Colonial pipeline and we believe there is an opportunity for Chalmette to increase its profitability by penetrating further into the local products market. We also expect to enter into a market-based crude supply agreement with Petróleos de Venezuela S.A. (“PDVSA”). By being flexible in supplying products to the international market, exporting to PADD 3 and increased local sales, we believe the overall profitability of the refinery can be enhanced.

Torrance Refinery Acquisition

On September 29, 2015, PBF Holding entered into a definitive Sale and Purchase Agreement with ExxonMobil and Mobil Pacific Pipeline Company to purchase the Torrance refinery and related logistics assets

(collectively the “Torrance Acquisition”). The Torrance refinery, which is situated on 750 acres in Torrance, California, is a high-conversion 155,000 bpd, delayed-coking refinery with a Nelson Complexity of 14.9 and primarily processes heavy and medium crude oils. The facility is strategically positioned in Southern California with advantaged logistics connectivity that offers flexible raw material sourcing and product distribution opportunities primarily in the California, Las Vegas and Phoenix area markets. Assuming the completion of the Chalmette Acquisition and the Torrance Acquisition, we will increase our total throughput capacity to approximately 900,000 bpd.

In addition to refining assets, the Torrance Acquisition includes a number of logistics assets including a sophisticated network of crude and products pipelines, product distribution terminals and refinery crude and product storage facilities. The most significant of the logistics assets is a 171-mile crude gathering and transportation system which delivers San Joaquin Valley crude oil directly from the field to the refinery. Additionally, included in the Torrance Acquisition are several pipelines which provide access to sources of crude oil including the Ports of Long Beach and Los Angeles, as well as clean product outlets with a direct pipeline supplying jet fuel to the Los Angeles airport. The refinery also has crude and product storage facilities with approximately 8.6 million barrels of shell capacity.

The purchase price for the assets is $537.5 million plus inventory and working capital to be valued at closing. The purchase price is also subject to other customary purchase price adjustments. The Torrance Acquisition is expected to close no earlier than the second quarter of 2016, subject to satisfaction of customary closing conditions. Additionally, as a condition of the closing, the Torrance refinery is to be restored to full working order with respect to the event that occurred on February 18, 2015 resulting in damage to the electrostatic precipitator and related systems and shall have operated as required under the acquisition agreement for a period of at least fifteen days after such restoration. In addition, PBF Energy has guaranteed all payment and performance obligations of PBF Holding that relate to or arise out of the Sale and Purchase Agreement related to the Torrance Acquisition. Neither the consummation of the Chalmette Acquisition nor the Torrance Acquisition is contingent on the other, and there is no assurance we will consummate the transactions.

The Torrance Acquisition marks our entrance into the highest gasoline demand region in the country. Torrance is located in the Los Angeles Basin (“LA Basin”), a gasoline import market, and accounts for approximately 7% of California’s total refining capacity and approximately 14% of the LA Basin’s total refining capacity. Due to unique blending requirements in the State of California, the LA Basin market has a limited number of suppliers. With a Nelson Complexity Index of 14.9, Torrance will be our most complex refinery and one of the most complex refineries in the country. Torrance is designed to process a slate of heavy, high sulfur high total acid number (“TAN”) crude oils which can be sourced via pipeline or through the ports of Los Angeles and Long Beach. Torrance’s high conversion capacity produces a high value product yield of approximately 88%. The refinery’s gasoline yield is approximately 70% of its total product slate and the refinery generates, through volumetric gain, an overall yield of approximately 103% of its total input.

Anticipated Impact of the Pending Acquisitions

Chalmette Acquisition

We believe Chalmette Refining’s historical operating performance is not indicative of the results that can be expected under our ownership of the assets. Based on management’s estimates using projected configuration for the refinery, current forecasted market conditions, and anticipated margin opportunities from planned commercial optimization and recently completed operational enhancement projects, we expect to run the 189,000 bpd crude oil refinery in the 150,000 to 170,000 bpd range, which is greater than recent historical rates. The revenues and costs associated with this production level will also be significantly different as Chalmette Refining historically purchased crude oil and marketed refined products through its joint venture parent company relationships and contractual arrangements. We intend to establish new supply activities to purchase all crude oil and intermediate feedstocks for the refinery, and to market products from the refinery in the wholesale and spot markets while developing our own customer base and our own feedstock supply arrangements.

We believe the Chalmette Acquisition will be accretive to our earnings per share and will generate positive cash flow from operations. The Chalmette refinery is capable of processing approximately 189,000 bpd of crude oil, thus increasing our capacity base by approximately 35% above current levels. We intend to utilize the U.S. Gulf Coast LLS 3/2/1 crack spread as a benchmark for the Chalmette refinery operations. Our ability to achieve these results depends on various factors, many of which are beyond our control, including market prices for refined products and crude oil, economic conditions, the regulatory environment and unanticipated changes in the Chalmette refinery’s operations. There can be no assurances that we will achieve our expected results.

The Chalmette Acquisition should enhance and diversify our asset base. The acquisition of the Chalmette refinery will give us a broader more diversified asset base and increase the number of operating refineries from three to four and our combined crude oil throughput capacity from 540,000 bpd to approximately 730,000 bpd. The acquisition provides us with a presence in the attractive PADD 3 market. The Chalmette refinery has excellent conversion capabilities and increases our ability to process low cost heavy sour and high acid crude oils.

Torrance Acquisition

We believe the Torrance refinery’s historical operating performance and reliability is not indicative of the results that can be expected under our ownership of the assets. Based on management’s estimates using projected configuration for the refinery, current forecasted market conditions, and expected benefits from substantial recent capital investments made to improve reliability, we expect to run the 155,000 bpd crude oil refinery in the 140,000 to 150,000 bpd range, which is greater than recent historical rates and indicates a higher overall utilization. We intend to establish new supply activities to purchase all crude oil and intermediate feedstocks for the refinery, and market products from the refinery in the wholesale and spot markets while developing our own customer base and our own feedstock supply arrangements. We do expect to have market-based supply and off-take arrangements with ExxonMobil.

We believe the Torrance Acquisition will be accretive to our earnings per share and will generate positive cash flow from operations. The Torrance refinery is capable of processing approximately 155,000 bpd of crude oil, thus increasing our capacity base by approximately 30% above current levels. This acquisition marks our entrance into the highest gasoline demand region in the country. Equally important, Torrance is located in the LA Basin, which is a gasoline import market. The Torrance refinery accounts for approximately 7% of California’s total refining capacity and approximately 14% of the LA Basin’s total refining capacity. The refinery is designed to process a slate of heavy, high-sulfur, high-TAN crude oils — primarily California heavy and medium crudes delivered directly to the refinery via pipelines, supplemented with imported heavy and medium varieties delivered through the Ports of Los Angeles and Long Beach.

ExxonMobil has invested approximately $400.0 million in the Torrance refinery over the last year. Approximately $400.0 million has been spent completing major turnarounds on the FCC, alkylation plant and related units at the Torrance refinery. ExxonMobil will also be completing repairs to the electrostatic precipitator at the refinery prior to the closing of the Torrance Acquisition. We will be taking over a well-invested in, fully-functioning asset.

The Torrance Acquisition should enhance and diversify our asset base. The acquisition of the Torrance refinery will give us a broader more diversified asset base and increase the number of our operating refineries from four to five, assuming prior closing of the Chalmette Acquisition. Including both Chalmette and Torrance, our combined crude oil throughput capacity increases from 540,000 bpd to approximately 900,000 bpd, representing a greater than 60% increase to our total throughput capacity. The acquisition increases our geographic diversity and provides us with a presence in the attractive PADD 5 market.

Competitive Strengths

We believe that we have the following strengths:

•	Strategically located refineries with cost and supply advantages. If we complete the pending Chalmette Acquisition and Torrance Acquisition, we will have exposure to the East Coast, Gulf Coast, Mid-Continent and West Coast markets.

•	Complex assets with a valuable product slate located in high-demand regions. Our refinery assets are located in regions where product demand exceeds refining capacity. Our current refineries have a weighted-average Nelson Complexity Index of 11.3, and if we complete both pending acquisitions, the weighted-average Nelson Complexity Index will increase to 12.2, which allows us the flexibility to process a variety of crudes.

•	Significant scale and diversification. Including the pending acquisitions, our refineries offer us the opportunity to optimize four complex coastal refineries capable of running light and heavy crudes from domestic and international suppliers.

•	Experienced management team with a demonstrated track record of acquiring, integrating and operating refining assets. Our management team is led by our Executive Chairman, Thomas D. O’Malley, and our Chief Executive Officer, Thomas J. Nimbley, who collectively have more than 50 years of experience in the refining industry and have led the acquisition of more than 20 refineries during their careers. In addition, our executive management team has a proven track record of successfully operating refining assets, and has significant experience working together, including while at Tosco Corporation and Premcor Inc. In addition, our management team has invested significant amounts in PBF LLC to date.

Our Business Strategy

Our primary goal is to create stockholder value by improving our market position as one of the largest independent refiners and suppliers of petroleum products in the United States. We intend to execute the following strategies to achieve our goal:

•	Operate safely, reliably and in an environmentally responsible manner.

•	Maintain capital discipline and conservative balance sheets.

•	Invest in and grow through organic optimization and revenue improvement projects.

•	Continue to grow and geographically diversify through acquisitions.

•	Return cash to investors.

Recent Developments

Preliminary Unaudited Selected Financial Data for the Third Quarter of Fiscal Year 2015

The preliminary financial data discussed below has been prepared by, and is the responsibility of, our management and has not been audited or reviewed by our independent registered public accounting firm. We have provided a range for our current preliminary unaudited estimates of revenue, net income and EBITDA (earnings before interest, income taxes, depreciation and amortization) discussed below because our financial closing procedures for the third quarter of fiscal year 2015 are not yet complete and are subject to final adjustments and other developments that may arise between now and the time the financial results for the third quarter of fiscal year 2015 are finalized. The preliminary third quarter estimates are based upon assumptions we believe to be reasonable but include information from third parties that is subject to further review and verification. It is possible that our final reported results may not be within the ranges we currently estimate, and the difference may be material. In addition, the net income and EBITDA ranges provided below do not include any potential lower of cost or market inventory adjustment (LCM) for the three month period ended September 30, 2015, as all the information required to complete our LCM analyses for the period is not yet available. We expect to report financial results related to the quarter ended September 30, 2015 on or about October 29, 2015.

The following are our current preliminary estimates for the three month period ended September 30, 2015:

•	revenue of between $2,900 million and $3,600 million;

•	net income of between $135 million and $155 million; and

•	EBITDA of between $280 million and $320 million, exclusive of any potential LCM adjustment described above (see below for a reconciliation of EBITDA to net income).

EBITDA is a supplemental measure of performance that is not required by or presented in accordance with GAAP. We use this non-GAAP financial measure as a supplement to our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business. EBITDA is a measure of operating performance that is not defined by GAAP and should not be considered a substitute for net income as determined in accordance with GAAP.

Also, because EBITDA is not calculated in the same manner by all companies, it is not necessarily comparable to other similarly titled measures used by other companies. EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of the limitations of EBITDA are it:

•	does not reflect depreciation expense or our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	does not reflect changes in, or cash requirements for, our working capital needs;

•	does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

•	excludes income taxes that may represent a reduction in available cash.

The following table reconciles Net income to EBITDA:

	(Unaudited in millions)

	Three Months Ended September 30, 2015
	Range
	Low	High
Net income	$135	$155
EBITDA adjustments:
Interest (income) expense, net	25	30
Depreciation and amortization	50	55
Income taxes	70	80

EBITDA	$280	$320

Our current estimates of the preliminary unaudited financial data discussed above constitute forward-looking statements, as referred to in “Forward-Looking Statements.” These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” in this prospectus supplement and the risk factors described in the documents incorporated by reference into this prospectus supplement. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus supplement to conform these statements to actual results or to changes in our expectations.

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We are a Delaware corporation incorporated on November 7, 2011 with our principal executive offices located at One Sylvan Way, Second Floor, Parsippany, NJ 07054 and our telephone number is (973) 455-7500. Our website address is http://www.pbfenergy.com. The information contained on our website or that is or becomes accessible through our website neither constitutes part of this prospectus supplement nor is incorporated by reference into this prospectus supplement.

The diagram below depicts our ownership and organizational structure as of the date of this prospectus supplement after giving effect to this offering:

(1)	PBF LLC Series C units are held solely by PBF Energy and rank on parity with PBF LLC Series A Units as to distribution rights, voting rights and rights upon liquidation, dissolution and winding up.

See “Certain Relationships and Related Transactions—IPO Related Agreements” in our 2015 Proxy Statement for further information.

The Offering

The following summary describes the principal terms of this offering of our Class A common stock. Refer to the section of the accompanying prospectus entitled “Description of Capital Stock” for a more detailed description of the terms of our Class A common stock.

Class A common stock to be offered by us	10,000,000 shares.

Class A common stock outstanding immediately after this offering	95,893,848 shares of Class A common stock (or 101,005,206 shares if all outstanding PBF LLC Series A Units are exchanged for newly-issued shares of our Class A common stock on a one-for-one basis).

Over-allotment option	We have granted the underwriters a 30-day option to purchase up to 1,500,000 additional shares of our Class A common stock.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and our estimated expenses, will be approximately $299.0 million (or $344.0 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). We estimate that the expenses of the offering payable by us will be approximately $1.0 million.

We intend to use the net proceeds from this offering to purchase newly issued PBF LLC Series C Units from PBF LLC. The number of PBF LLC Series C Units purchased will be equivalent to the number of Class A common stock offered in this offering. We intend to cause PBF LLC to use these proceeds to fund a portion of the purchase price for the Torrance Acquisition. However, subject to the timing of the closing of the Torrance Acquisition, we may use the net proceeds of this offering to pay down indebtedness incurred to fund the Chalmette Acquisition (or for capital in lieu of indebtedness we might otherwise borrow). In the event the Torrance Acquisition does not close and we have not previously utilized the net proceeds from this offering, we may use them for repayment of indebtedness, working capital, capital expenditures and other general corporate purposes, including potential acquisitions. See “Use of Proceeds.”

Exchange rights	The members of PBF LLC other than PBF Energy have the right pursuant to an exchange agreement to cause PBF LLC to exchange their PBF LLC Series A Units for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustment for stock splits, stock dividends and reclassifications.

Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

The holders of PBF LLC Series A Units hold all of the shares of Class B common stock. The shares of Class B common stock have no economic rights but entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes on matters presented to stockholders of PBF Energy that is equal to the aggregate number of PBF LLC Series A Units held by such holder. As the holders exchange their PBF LLC Series A Units for shares of our Class A common stock pursuant to the exchange agreement, the voting power afforded to their shares of Class B common stock will be automatically and correspondingly reduced.

Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Immediately following this offering, our public stockholders will have 94.9% of the voting power in PBF Energy, and the members of PBF LLC other than PBF Energy by virtue of their shares of Class B common stock will have the remaining voting power in PBF Energy. See “Description of Capital Stock” in the accompanying prospectus.

Dividend policy	We currently intend to pay quarterly cash dividends of approximately $0.30 per share on our Class A common stock. The declaration, timing and amount of any such dividends will be at the sole discretion of our board of directors and will depend on a variety of factors, including general economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, plans for expansion, tax, legal, regulatory and contractual restrictions and implications, including under our tax receivable agreement and our subsidiaries’ outstanding debt documents, and such other factors as our board of directors may deem relevant.

Because we are a holding company, our cash flow and ability to pay dividends depends upon the financial results and cash flows of our operating subsidiaries and the distribution or other payment of cash to us in the form of dividends or otherwise from PBF LLC. See “Price Range of Common Stock and Dividend Policy.”

NYSE symbol	“PBF”

Risk Factors	Investing in our Class A common stock involves certain risks. You should consider the information under “Risk Factors” and the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus before investing in our Class A common stock.

Unless we specifically state otherwise, all information in this prospectus supplement;

•	reflects (a) 85,893,848 shares of our Class A common stock and (b) 5,111,358 PBF LLC Series A Units outstanding as of September 30, 2015;

•	assumes no exercise by the underwriters of their option to purchase 1,500,000 additional shares of our Class A common stock;

•	does not reflect an additional 5,111,358 shares of Class A common stock issuable upon exchange of all PBF LLC Series A Units outstanding immediately following this offering; and

•	excludes (a) 714,332 PBF LLC Series A Units issuable upon exercise of outstanding options and warrants, at a weighted average exercise price of $10.53 per unit, all of which are currently vested and exercisable, (b) 3,018,875 shares of Class A common stock issuable upon exercise of outstanding options under our 2012 equity incentive plan, at a weighted average exercise price of $26.62 per share, 709,375 of which are currently vested or exercisable, and (c) an additional 1,865,336 shares of Class A common stock currently authorized and reserved for issuance for future awards under our 2012 equity incentive plan.

Summary Historical and Pro Forma Financial and Other Data

The following table sets forth our summary historical and pro forma consolidated financial data at the dates and for the periods indicated. The summary historical consolidated financial data as of December 31, 2013 and 2014 and for each of the three years in the period ended December 31, 2014 have been derived from our audited financial statements included in our 2014 Form 10-K, which are incorporated by reference herein. The information as of June 30, 2015 and for the six months ended June 30, 2015 and 2014 was derived from the unaudited condensed consolidated financial statements included in our June 30, 2015 Form 10-Q, which is incorporated by reference herein, and includes all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the financial position and the results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the full year.

The summary unaudited pro forma consolidated financial data have been derived by the application of pro forma adjustments to our historical consolidated financial statements included in our 2014 Form 10-K and our June 30, 2015 Form 10-Q, which are incorporated by reference herein, that give effect to the Chalmette Acquisition, the consummation of 2015 and 2014 secondary offerings (“the secondary offerings”), the consummation of the offering of the PBF Logistics 6.875% Senior Notes, repurchases of our Class A common stock subsequent to June 30, 2015, distributions made subsequent to June 30, 2015, including distributions by PBF Logistics to its public holders of common units, an assumed borrowing incurred to fund the Chalmette Acquisition, the consummation of this offering and certain other items described in “Unaudited Pro Forma Consolidated Financial Statements” in this prospectus supplement. The unaudited pro forma consolidated financial statements do not include the impact of the Torrance Acquisition announced on September 30, 2015 because such acquisition is individually insignificant and less significant than the Chalmette Acquisition. The unaudited pro forma consolidated financial information does not purport to represent what our results of operations or financial condition would have been had the transactions to which the pro forma adjustments relate actually occurred on the dates indicated, and they do not purport to project our results of operations or financial condition for any future period or as of any future date.

The pro forma financial information gives effect to the issuance of the 10,000,000 shares of our Class A common stock pursuant to this offering (assuming the underwriters do not exercise their option to purchase any additional shares) at an offering price of $31.00 per share.

The estimates and assumptions used in preparation of the pro forma financial information may be materially different from our actual experience in connection with this offering.

You should read this information in conjunction with our consolidated financial statements and the related notes thereto (in “Item 8. Financial Statements and Supplementary Data”), “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Item 6. Selected Financial Data” included in our 2014 Form 10-K and our unaudited condensed consolidated financial statements and the related notes thereto (in “Item 1. Financial Statements (Unaudited)”) and “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our June 30, 2015 Form 10-Q, which are incorporated by reference herein, the 2014 audited financial statements and the June 30, 2015 unaudited financial statements of Chalmette Refining filed on Form 8-K dated October 5, 2015 incorporated by reference herein and the sections entitled “Basis of Presentation,” “Prospectus Summary” and “Unaudited Pro Forma Consolidated Financial Statements” in this prospectus supplement. Our summary unaudited pro forma consolidated financial information is presented for informational purposes only.

	Year Ended December 31,				Six Months Ended June 30,
	(in thousands)
	2012	2013	2014	Pro Forma Consolidated 2014	2014	2015	Pro Forma Condensed Consolidated 2015
Revenues	$20,138,687	$19,151,455	$19,828,155	$26,685,661	$10,048,152	$6,545,800	$8,831,364
Cost and expenses:
Cost of sales, excluding depreciation	18,269,078	17,803,314	18,471,203	24,804,953	9,083,140	5,496,960	7,401,027
Operating expenses, excluding depreciation	738,824	812,652	883,140	1,261,280	479,621	432,088	604,473
General and administrative expenses	120,443	104,334	143,671	233,692	69,637	75,269	120,039
Gain on sale of assets	(2,329)	(183)	(895)	(895)	(180)	(991)	(991)
Depreciation and amortization expense	92,238	111,479	180,382	202,162	67,877	96,268	107,158

	19,218,254	18,831,596	19,677,501	26,501,192	9,700,095	6,099,594	8,231,706

Income from operations	920,433	319,859	150,654	184,469	348,057	446,206	599,658
Other income (expense)
Change in fair value of contingent considerations	(2,768)	—	—	—	—	—	—
Change in fair value of catalyst lease	(3,724)	4,691	3,969	3,969	(4,339)	3,988	3,988
Interest expense, net	(108,629)	(93,784)	(98,764)	(140,816)	(51,457)	(49,068)	(66,602)

Income before income taxes	805,312	230,766	55,859	47,622	292,261	401,126	537,044
Income tax expense (benefit)	1,275	16,681	(22,412)	13,762	63,153	139,547	192,936

Net income	804,037	214,085	78,271	33,860	229,108	261,579	344,108
Less: net income attributable to noncontrolling interests	802,081	174,545	116,508	5,158	130,704	38,447	43,265

Net income (loss) attributable to PBF Energy, Inc.	$1,956	$39,540	$(38,237)	$28,702	$98,404	$223,132	$300,843

Adjusted fully-converted net income (excluding special items)(1)(2)	$492,492	$143,918	$435,306	$442,560	$174,952	$159,777	$242,310

Balance sheet data (at end of period)
Total assets	$4,253,702	$4,413,808	$5,196,288	$6,060,554	$5,681,840	$5,543,622	$6,482,159
Total long-term debt	729,980	747,576	1,260,349	1,707,657	1,032,637	1,361,734	1,812,267
Total equity	1,723,545	1,715,256	1,693,316	1,885,440	2,063,974	1,872,384	2,132,136
Selected financial data:
EBITDA (excluding special items)(2)	$1,006,179	$436,029	$1,025,115	$1,080,710	$411,595	$419,296	$583,638
Capital expenditures	222,688	415,702	631,332	676,280	172,888	252,405	265,024

(1)	Adjusted fully-converted net income (excluding special items) is a non-GAAP financial measure that presents our net income on a basis that assumes the exchange of all PBF LLC Series A units into shares of our Class A common stock on a one-for-one basis, resulting in the elimination of the noncontrolling interest and a corresponding adjustment to our income tax expense. We believe that adjusted fully-converted net income (excluding special items), when presented in conjunction with comparable GAAP measures, is useful to investors in understanding our operating and financial performance across different periods and to facilitate an understanding of our operating results. The following table reconciles net income attributable to PBF Energy to adjusted fully-converted net income (excluding special items):

	Year Ended December 31,				Six Months Ended June 30,
	(in thousands)
	2012	2013	2014	Pro Forma 2014	2014	2015	Pro Forma 2015
Net income (loss) attributable to PBF Energy Inc.	$1,956	$39,540	$(38,237)	$28,702	$98,404	$223,132	$300,843
Add: IPO-related expenses(3)	8,187	—	—	—	—	—	—
Add: Net income attributable to the noncontrolling interest(4)	802,081	174,545	101,768	1,960	128,008	21,220	29,284
Less: Income tax expense(5)	(319,732)	(70,167)	(40,911)	(788)	(51,460)	(8,530)	(11,772)

Adjusted fully-converted net income	$492,492	$143,918	$22,620	$29,874	$174,952	$235,822	$318,355

Special Items:
Add: Non-cash LCM inventory adjustment(6)	—	—	690,110	690,110	—	(127,166)	(127,166)
Less: Recomputed income taxes on special items(6)	—	—	(277,424)	(277,424)	—	51,121	51,121

Adjusted fully-converted net income (excluding special items)	$492,492	$143,918	$435,306	$442,560	$174,952	$159,777	$242,310

(2)	The special items for the periods presented relate to a lower of cost or market inventory adjustment (LCM). LCM is a GAAP guideline related to inventory valuation that requires inventory to be stated at the lower of cost or market. Our inventories are stated at the lower of cost or market. Cost is determined using last-in, first-out (LIFO) inventory valuation methodology, in which the most recently incurred costs are charged to cost of sales and inventories are valued at base layer acquisition costs. Market is determined based on an assessment of the current estimated replacement cost and net realizable selling price of the inventory. In periods where the market price of our inventory declines substantially, cost values of inventory may exceed market values. In such instances, we record an adjustment to write down the value of inventory to market value in accordance with GAAP. In subsequent periods, the value of inventory is reassessed and an LCM adjustment is recorded to reflect the net change in the LCM inventory reserve between the prior period and the current period. Although we believe that non-GAAP financial measures excluding the impact of special items provide useful supplemental information to investors regarding the results and performance of our business and allow for more useful period-over-period comparisons, such non-GAAP measures should only be considered as a supplement to, and not as a substitute for, or superior to, the financial measures prepared in accordance with GAAP.
(3)	Represents the elimination of one-time charges associated with our initial public offering.
(4)	Represents the elimination of the noncontrolling interest associated with the ownership by the members of PBF LLC other than PBF Energy as if such members had fully exchanged their PBF LLC Series A Units for shares of PBF Energy’s Class A common stock.
(5)	Represents an adjustment to apply PBF Energy’s statutory tax rate of approximately 40.2% for the years ended December 31, 2014 and 2013, and 39.5% for the year ended December 31, 2012, to the noncontrolling interest and special items. The adjustment assumes the full exchange of existing PBF LLC Series A Units as described in (4) above.
(6)	Represents an adjustment to exclude the impact of the LCM charge related to the write-down of the value of inventory. Income taxes related to the LCM charge were recalculated using the Company’s statutory corporate tax rate of approximately 40.2% for the periods presented.

EBITDA, as presented herein, is a supplemental measure of performance that is not required by, or presented in accordance with, GAAP. We use this non-GAAP financial measure as a supplement to our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business. EBITDA is a measure of operating performance that is not defined by GAAP and should not be considered a substitute for net income as determined in accordance with GAAP.

Also, because EBITDA is not calculated in the same manner by all companies, it is not necessarily comparable to other similarly titled measures used by other companies. EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of the limitations of EBITDA are it:

•	does not reflect depreciation expense or our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	does not reflect changes in, or cash requirements for, our working capital needs;

•	does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

•	excludes income taxes that may represent a reduction in available cash.

The following table reconciles net income (or, on a pro forma basis, net income attributable to PBF Energy) to EBITDA excluding special items:

	Year Ended December 31,				Six Months Ended June 30,
	(in thousands)
	2012	2013	2014	Pro Forma 2014	2014	2015	Pro Forma 2015
Net income	$804,037	$214,085	$78,271	$33,860	$229,108	$261,579	$344,108
Depreciation and amortization	92,238	111,479	180,382	202,162	67,877	96,268	107,158
Interest expense, net	108,629	93,784	98,764	140,816	51,457	49,068	66,602
Income tax expense (benefit)	1,275	16,681	(22,412)	13,762	63,153	139,547	192,936

EBITDA	$1,006,179	$436,029	$335,005	$390,600	$411,595	$546,462	$710,804

Special Items:
Add: Non-cash LCM inventory adjustment	—	—	690,110	690,110	—	(127,166)	(127,166)

EBITDA (excluding special items)	$1,006,179	$436,029	$1,025,115	$1,080,710	$411,595	$419,296	$583,638

RISK FACTORS

An investment in our Class A common stock involves a number of risks. Please see the risk factors described below and under the heading “Risk Factors” in our 2014 Form 10-K and Form 10-Qs filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. You should carefully consider, in addition to the other information contained in this prospectus supplement and the accompanying prospectus and the information incorporated by reference herein and therein, these risks before investing in our Class A common stock. These risks could materially affect our business, financial condition and results of operations, and cause the trading price of our Class A common stock to decline. You could lose part or all of your investment. You should bear in mind, in reviewing this prospectus supplement and the information incorporated by reference herein, that past experience is no indication of future performance. You should read the section titled “Forward-Looking Statements” for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus supplement.

Risks Related to our Pending Acquisitions

Our pending Chalmette Acquisition and/or Torrance Acquisition may not close when we expect, or at all.

The consummation of both the Chalmette Acquisition and the Torrance Acquisition is subject to satisfaction of customary closing conditions. If these conditions are not satisfied or waived with respect to either acquisition, that acquisition will not be consummated. Additionally, as a condition of the closing of the Torrance Acquisition, the Torrance refinery is to be restored to full working order with respect to the event that occurred on February 18, 2015 resulting in damage to the electrostatic precipitator and related systems and shall have operated as required under the acquisition agreement for a period of at least fifteen days after such restoration. The Torrance refinery’s ability to restart its FCC unit and thus return to full operation is contingent upon review and approval by the California Division of Occupational Safety and Health (“Cal/OSHA”). There is no certainty regarding the timing of the approval to restart Torrance’s FCC unit or that such approval will be granted at all by Cal/OSHA, which ultimately may affect the timing and/or our ability to close the Torrance Acquisition. There can be no assurance that we will complete the Chalmette Acquisition or the Torrance Acquisition on the timeframes that we anticipate or under the terms set forth in the respective purchase agreements, or at all. The closing of this offering is not conditioned on, and will be consummated before, the closing of either pending acquisition. Accordingly, if you decide to purchase our shares, you should be willing to do so whether or not we complete either or both pending acquisitions. Failure to complete the Chalmette Acquisition and/or Torrance Acquisition or any delays in completing the acquisitions could have an adverse impact on our future business and operations. In addition, we will have incurred significant acquisition-related expenses without realizing the expected benefits.

We may not be able to successfully integrate the Chalmette Refinery or the Torrance Refinery into our business, or realize the anticipated benefits of these pending acquisitions.

If the Chalmette Acquisition and Torrance Acquisition are completed, the integration of these businesses into our operations may be a complex and time-consuming process that may not be successful. We currently have no operations in the Gulf Coast or the West Coast, and this may add complexity to effectively overseeing, integrating and operating these refineries and related assets. Even if we successfully integrate these businesses into our operations, there can be no assurance that we will realize the anticipated benefits and operating synergies. Our estimates regarding the earnings, operating cash flow, capital expenditures and liabilities resulting from these pending acquisitions may prove to be incorrect. These acquisitions involve risks, including:

•	unexpected losses of key employees, customers and suppliers of the acquired operations;

•	challenges in managing the increased scope, geographic diversity and complexity of our operations;

•	diversion of management time and attention from our existing business;

•	liability for known or unknown environmental conditions or other contingent liabilities and greater than anticipated expenditures required for compliance with environmental, safety or other regulatory standards or for investments to improve operating results; and

•	the incurrence of additional indebtedness to finance acquisitions or capital expenditures relating to acquired assets.

We will be required to incur additional consolidated indebtedness to finance the pending acquisitions. The increased indebtedness may have the effect, among other things, of reducing our flexibility to respond to changing business and economic conditions and increasing borrowing costs. The failure to successfully acquire and/or integrate either or both of the pending acquisitions could adversely impact our stock price and future business and operations.

In connection with our pending acquisitions, we did not at the time we entered into the respective definitive agreements have access to the type of historical financial information that we will require regarding the prior operation of the refineries. As a result, it may be difficult for investors to evaluate the probable impact of these significant acquisitions on our financial performance until we have operated the acquired refineries for a substantial period of time.

We will be entering into transition services agreements with the sellers of our pending acquisitions. Such services may not be performed timely and effectively, and any significant disruption in such transition services or unanticipated costs related to such services could adversely affect our business and results of operations.

The trading price of our Class A common stock may be adversely affected if we are unable to consummate the Chalmette Transaction and/or the Torrance Acquisition.

If either the Chalmette Acquisition and/or the Torrance Acquisition is not completed for any reason, the trading price of our Class A common stock may decline to the extent that the market price of such securities reflects positive market assumptions that either acquisition will be completed and the related benefits will be realized. We may also be subject to additional risks if the Chalmette Acquisition and/or the Torrance Acquisition is not completed, including:

•	significant costs related to the transaction, such as legal, accounting, filing, financial advisory, and integration costs that have already been incurred or will continue up to closing;

•	the market price of our Class A common stock could decline as a result of further sales of our Class A common stock in the market or the perception that these sales could occur; and

•	potential disruption to our business and distraction of our workforce and management team.

We will have broad discretion to use the proceeds from this offering.

Because the closing of the potential acquisitions are subject to a number of closing conditions, we cannot assure you that either the Chalmette Acquisition and/or the Torrance Acquisition will close. If the Chalmette Acquisition and/or the Torrance Acquisition do not close, we will have significant discretion to allocate the proceeds from this offering to other uses. We can make no assurances that we will have opportunities to allocate the proceeds from this offering for other productive uses or that other uses of the proceeds from this offering will result in a favorable return to investors.

We have not provided you historical financial statements for Torrance or pro forma financial statements giving effect to the Torrance Acquisition.

The Chalmette Acquisition and the Torrance Acquisition are each probable acquisitions which are individually insignificant, but significant in the aggregate. Accordingly, this prospectus supplement includes or incorporates by reference (a) the historical financial statements of Chalmette Refining and (b) the unaudited pro forma consolidated financial statements, which constitute financial statements for the mathematical majority of the total assets to be acquired of individually insignificant probable acquisitions for the most recent fiscal year and the latest interim period preceding such probable acquisitions. Therefore, this prospectus supplement does not include historical financial statements of Torrance and the unaudited pro forma consolidated financial statements do not include the impact of the Torrance Acquisition announced on September 30, 2015 because such acquisition is individually insignificant and less significant than the Chalmette Acquisition. As a result, you do not have financial information regarding Torrance to consider in making your investment decision which, if such information was available, may have been important to your investment decision.

Risks Related to Our Organizational Structure and Our Class A Common Stock

Our only material asset is our interest in PBF LLC. Accordingly, we depend upon distributions from PBF LLC and its subsidiaries to pay our taxes, meet our other obligations and/or pay dividends in the future.

We are a holding company and all of our operations are conducted through subsidiaries of PBF LLC. We have no independent means of generating revenue and no material assets other than our ownership interest in PBF LLC. Therefore, we depend on the earnings and cash flow of our subsidiaries to meet our obligations, including our indebtedness, tax liabilities and obligations to make payments under our tax receivable agreement. If we or PBF LLC do not receive such cash distributions, dividends or other payments from our subsidiaries, we and PBF LLC may be unable to meet our obligations and/or pay dividends.

We intend to cause PBF LLC to make distributions to its members in an amount sufficient to enable us to cover all applicable taxes at assumed tax rates, make payments owed by us under the tax receivable agreement, and to pay other obligations and dividends, if any, declared by us. To the extent we need funds and PBF LLC or any of its subsidiaries is restricted from making such distributions under applicable law or regulation or under the terms of our financing or other contractual arrangements, or is otherwise unable to provide such funds, such restrictions could materially adversely affect our liquidity and financial condition.

Our asset based revolving credit agreement, or Revolving Loan, 8.25% Senior Secured Notes due 2020 issued by PBF Holding in February 2012, or Senior Secured Notes, and certain of our other outstanding debt arrangements include a restricted payment covenant, which restricts the ability of PBF Holding to make distributions to us, and we anticipate our future debt will contain a similar restriction. The PBFX Revolving Credit Facility, the PBFX Term Loan and the Partnership’s 6.875% Senior Notes due 2023 also contain covenants that limit or restrict PBF Logistics’ ability and the ability of its restricted subsidiaries to make distributions and other restricted payments and restrict PBF Logistics’ ability to incur liens and enter into burdensome agreements. In addition, there may be restrictions on payments by our subsidiaries under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to stockholders only from profits. For example, PBF Holding is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of the limited liability company (with certain exceptions) exceed the fair value of its assets, and PBF Logistics is subject to a similar prohibition. As a result, we may be unable to obtain that cash to satisfy our obligations and make payments to our stockholders, if any.

The other members of PBF LLC may have influence or control over us.

The interests of the other members of PBF LLC may not in all cases be aligned with our Class A common stockholders’ interests. For example, members may have different tax positions which could influence their positions, including regarding whether and when we dispose of assets and whether and when we incur new or refinance existing indebtedness, especially in light of the existence of the tax receivable agreement described below. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to our Class A common stockholders or us. See “Certain Relationships and Related Transactions—IPO Related Agreements” in our 2015 Proxy Statement.

We will be required to pay the current and former holders of PBF LLC Series A Units and PBF LLC Series B Units for certain tax benefits we may claim arising in connection with our prior offerings and future exchanges of PBF LLC Series A Units for shares of our Class A common stock and related transactions, and the amounts we may pay could be significant.

We are party to a tax receivable agreement that provides for the payment from time to time by PBF Energy to the current and former holders of PBF LLC Series A Units and PBF LLC Series B Units of 85% of the benefits, if any, that PBF Energy is deemed to realize as a result of (i) the increases in tax basis resulting from its acquisitions of PBF LLC Series A Units, including such acquisitions in connection with our prior offerings or in the future and (ii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. See “Certain Relationships and Related Transactions—IPO Related Agreements” in our 2015 Proxy Statement.

We expect that the payments that we may make under the tax receivable agreement will be substantial. As of June 30, 2015 we have recognized a liability for the tax receivable agreement of $737.4 million reflecting our estimate of the undiscounted amounts that we expect to pay under the agreement due to exchanges that occurred prior to that date, and to range over the next five years from approximately $38.4 million to $66.5 million per year and decline thereafter. Future payments by us in respect of subsequent exchanges of PBF LLC Series A Units would be in addition to these amounts and are expected to be material as well. If PBF Energy does not have taxable income, PBF Energy generally is not required (absent a change of control or circumstances requiring an early termination payment) to make payments under the tax receivable agreement for that taxable year because no benefit will have been actually realized. However, any tax benefits that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in payments under the tax receivable agreement. The foregoing numbers are merely estimates based on assumptions that are subject to change due to various factors, including, among other factors, the timing of exchanges of PBF LLC Series A Units for shares of our Class A common stock as contemplated by the tax receivable agreement, the price of our Class A common stock at the time of such exchanges, the extent to which such exchanges are taxable, and the amount and timing of PBF Energy’s income. For example, with respect to the amount and timing of PBF Energy’s income, if 50% or more of the capital and profits interests in PBF LLC are transferred in a taxable sale or exchange within a period of 12 consecutive months, PBF LLC will undergo, for federal income tax purposes, a “technical termination” that could affect the amount of PBF LLC’s taxable income in any year and the allocation of taxable income among the members of PBF LLC, including PBF Energy. The actual payments under the tax receivable agreement could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the tax receivable agreement exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement, and/or (ii) distributions to PBF Energy by PBF LLC are not sufficient to permit PBF Energy, after it has paid its taxes and other obligations, to make payments under the tax receivable agreement. The payments under the tax receivable agreement are not conditioned upon any recipient’s continued ownership of us.

In certain cases, payments by us under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement. These provisions may deter a change in control of PBF Energy.

The tax receivable agreement provides that upon certain changes of control, or if, at any time, PBF Energy elects an early termination of the tax receivable agreement, PBF Energy’s (or its successor’s) obligations with respect to exchanged or acquired PBF LLC Series A Units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including (i) that PBF Energy would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement and (ii) that the subsidiaries of PBF LLC will sell certain nonamortizable assets (and realize certain related tax benefits) no later than a specified date. Moreover, in each of these instances, we would be required to make an immediate payment equal to the present value (at a discount rate equal to LIBOR plus 100 basis points) of the anticipated future tax benefits (based on the foregoing assumptions). Accordingly, payments under the tax receivable agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits and may be significantly greater than the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement. Assuming that the value of a share of our Class A common stock equals $31.00 and that LIBOR were to be 1.85%, we estimate that as of June 30, 2015 the aggregate amount of these accelerated payments would have been approximately $678.5 million if triggered immediately on such date. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity. We may not be able to finance our obligations under the tax receivable agreement and our existing indebtedness may limit our subsidiaries’ ability to make distributions to us to pay these obligations. These provisions may deter a potential sale of our company to a third party and may otherwise make it less likely that a third party would enter into a change of control transaction with us.

Moreover, payments under the tax receivable agreement will be based on the tax reporting positions that we determine in accordance with the tax receivable agreement. We will not be reimbursed for any payments previously made under the tax receivable agreement if the Internal Revenue Service subsequently disallows part or all of the tax benefits that gave rise to such prior payments. As a result, in certain circumstances, payments could be made under the tax receivable agreement that are significantly in excess of the benefits that we actually realize in respect of (i) the increases in tax basis resulting from our purchases or exchanges of PBF LLC Series A Units and (ii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement.

PBF Energy will be required to pay taxes on its share of taxable income from PBF LLC and its other subsidiary flow-through entities (including PBF Logistics), regardless of the amount of cash distributions PBF Energy receives from PBF LLC.

The holders of limited liability company interests in PBF LLC, including PBF Energy, generally have to include for purposes of calculating their U.S. federal, state and local income taxes their share of any taxable income of PBF LLC, regardless of whether such holders receive cash distributions from PBF LLC. PBF Energy ultimately may not receive cash distributions from PBF LLC equal to its share of the taxable income of PBF LLC or even equal to the actual tax due with respect to that income. For example, PBF LLC is required to include in taxable income PBF LLC’s allocable share of PBF Logistics’ taxable income and gains (such share to be determined pursuant to the partnership agreement of PBF Logistics), regardless of the amount of cash distributions received by PBF LLC from PBF Logistics, and such taxable income and gains will flow-through to PBF Energy to the extent of its allocable share of the taxable income of PBF LLC. As a result, at certain times, including during the subordination period for the subordinated units, the amount of cash otherwise ultimately available to PBF Energy on account of its indirect interest in PBF Logistics may not be sufficient for PBF Energy to pay the amount of taxes it will owe on account of its indirect interests in PBF Logistics.

We cannot assure you that we will continue to declare dividends or have the available cash to make dividend payments.

Although we currently intend to continue to pay quarterly cash dividends on our Class A common stock, the declaration, amount and payment of any dividends will be at the sole discretion of our board of directors. We are not obligated under any applicable laws, our governing documents or any contractual agreements with our existing and prior owners or otherwise to declare or pay any dividends or other distributions (other than the obligations of PBF LLC to make tax distributions to its members). Our board of directors may take into account, among other things, general economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, plans for expansion, including acquisitions, tax, legal, regulatory and contractual restrictions and implications, including under our subsidiaries’ outstanding debt documents, and such other factors as our board of directors may deem relevant in determining whether to declare or pay any dividend. Because PBF Energy is a holding company with no material assets (other than the equity interests of its direct subsidiary), its cash flow and ability to pay dividends is dependent upon the financial results and cash flows of its indirect subsidiaries PBF Holding and PBF Logistics and their respective operating subsidiaries and the distribution or other payment of cash to it in the form of dividends or otherwise. The direct and indirect subsidiaries of PBF Energy are separate and distinct legal entities and have no obligation to make any funds available to it. As a result, if we do not declare or pay dividends you may not receive any return on an investment in our Class A common stock unless you sell our Class A common stock for a price greater than that which you paid for it.

Anti-takeover and certain other provisions in our certificate of incorporation and bylaws and Delaware law may discourage or delay a change in control.

Our certificate of incorporation and bylaws contain provisions which could make it more difficult for stockholders to effect certain corporate actions. Among other things, these provisions:

•	authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval;

•	prohibit stockholder action by written consent;

•	restrict certain business combinations with stockholders who obtain beneficial ownership of a certain percentage of our outstanding common stock;

•	provide that special meetings of stockholders may be called only by the chairman of the board of directors, the chief executive officer or the board of directors, and establish advance notice procedures for the nomination of candidates for election as directors or for proposing matters that can be acted upon at stockholder meetings; and

•	provide that our stockholders may only amend our bylaws with the approval of 75% or more of all of the outstanding shares of our capital stock entitled to vote.

These anti-takeover provisions and other provisions of Delaware law may have the effect of delaying or deterring a change of control of our company. Certain provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our Class A common stock. See “Description of Capital Stock” in the accompanying prospectus.

The market price of our Class A common stock may be volatile, which could cause the value of your investment to decline.

The market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations due to a number of factors including:

•	variations in actual or anticipated operating results or dividends, if any, to stockholders;

•	changes in, or failure to meet, earnings estimates of securities analysts;

•	market conditions in the oil refining industry and volatility in commodity prices;

•	the impact of disruptions to crude or feedstock supply to any of our refineries, including disruptions due to problems with third-party logistics infrastructure;

•	litigation and government investigations;

•	the timing and announcement of any potential acquisitions and subsequent impact of any future acquisitions on our capital structure, financial condition or results of operations;

•	changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof;

•	general economic and stock market conditions; and

•	the availability for sale, or sales, by us or our senior management, of a significant number of shares of our Class A common stock in the public market.

In addition, the stock markets generally may experience significant volatility, often unrelated to the operating performance of the individual companies whose securities are publicly traded. These and other factors may cause the market price of our Class A common stock to decrease significantly, which in turn would adversely affect the value of your investment.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which could significantly harm our profitability and reputation.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, our stock price and trading volume could decline.

The trading market for our Class A common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Class A common stock price or trading volume to decline and our Class A common stock to be less liquid.

Future sales of our shares of Class A common stock could cause our stock price to decline.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market, including the shares sold in this offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, including sales related to financing acquisitions, also might make it more difficult for us to sell shares of Class A common stock in the future at a time and at a price that we deem appropriate. In addition, any shares of Class A common stock that we issue, including under any equity incentive plans, would dilute the percentage ownership of the holders of our Class A common stock.

We are party to a registration rights agreement with the members of PBF LLC other than PBF Energy pursuant to which we continue to be required to register under the Securities Act and applicable state securities laws the resale of the shares of Class A common stock issuable to them upon exchange of all of the PBF LLC Series A Units held by them. We currently have an effective shelf registration statement covering the resale of up to 6,310,055 shares of our Class A common stock issued or issuable to certain holders of PBF LLC Series A Units, which shares may be sold from time to time in the public markets, subject to the lock-up agreements described below. Our shares also may be sold under Rule 144 under the Securities Act depending on the holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

In connection with this offering, we and our executive officers and directors have agreed with the underwriter, subject to certain exceptions, not to sell, dispose of or hedge any of our Class A common stock or securities convertible into or exchangeable for shares of Class A common stock, during the period ending 60 days after the date of this prospectus supplement, except with the prior written consent of Morgan Stanley & Co. LLC. See “Underwriting.” The underwriter may, in its sole discretion and without notice, waive or release all or any portion of the shares subject to lock-up agreements prior to expiration of the lock-up period. Subject to the terms of the lock-up agreements, we also may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders. As restrictions on resale end or if we register additional shares, the market price of our stock could decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein or therein contain “forward-looking statements” that involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates” or “anticipates” or similar expressions that relate to our strategy, plans or intentions. All statements we make in this prospectus supplement, the accompanying prospectus or the documents incorporated herein or therein by reference relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to our expectations regarding future industry trends and the information referred to under “Capitalization” in this prospectus supplement and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2014 Form 10-K and “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-Qs are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results.

Important factors that could cause actual results to differ materially from our expectations, which we refer to as “cautionary statements,” are disclosed under “Risk Factors” in this prospectus supplement and under the heading “Risk Factors” in our 2014 Form 10-K and Form 10-Qs filed with the SEC under the Exchange Act and elsewhere in this prospectus supplement, the accompanying prospectus and documents incorporated by reference herein and therein, including in conjunction with the forward-looking statements included in this prospectus supplement. All such forward-looking statements and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	supply, demand, prices and other market conditions for our products, including volatility in commodity prices;

•	the effects of competition in our markets;

•	changes in currency exchange rates, interest rates and capital costs;

•	adverse developments in our relationship with both our key employees and unionized employees;

•	our ability to operate our businesses efficiently, manage capital expenditures and costs (including general and administrative expenses) and generate earnings and cash flow;

•	our substantial indebtedness;

•	our supply and inventory intermediation arrangements expose us to counterparty credit and performance risk;

•	termination of our Inventory Intermediation Agreements with J. Aron could have a material adverse effect on our liquidity, as we would be required to finance our intermediate and refined products inventory covered by the agreements. Additionally, we are obligated to repurchase from J. Aron certain intermediates and finished products located at the Paulsboro and Delaware City refineries’ storage tanks upon termination of these agreements;

•	restrictive covenants in our indebtedness that may adversely affect our operational flexibility;

•	payments to the current and former holders of PBF LLC Series A Units and PBF LLC Series B Units under our tax receivable agreement for certain tax benefits we may claim;

•	our assumptions regarding payments arising under the tax receivable agreement and other arrangements relating to our organizational structure are subject to change due to various factors,

including, among other factors, the timing of exchanges of PBF LLC Series A Units for shares of our Class A common stock as contemplated by the tax receivable agreement, the price of our Class A common stock at the time of such exchanges, the extent to which such exchanges are taxable, and the amount and timing of our income;

•	our expectations and timing with respect to our acquisition activity and whether such acquisitions are accretive or dilutive to shareholders;

•	our expectations and timing with respect to our capital improvement and turnaround projects;

•	the status of an air permit to transfer crude through the Delaware City refinery’s dock;

•	the impact of disruptions to crude or feedstock supply to any of our refineries, including disruptions due to problems at PBF Logistics or with third party logistics infrastructure or operations, including pipeline, marine and rail transportation;

•	the possibility that we might reduce or not make further dividend payments;

•	the inability of our subsidiaries to freely pay dividends or make distributions to us;

•	the impact of current and future laws, rulings and governmental regulations, including the implementation of rules and regulations regarding transportation of crude oil by rail;

•	adverse impacts related to any change by the federal government in the restrictions on exporting U.S. crude oil including relaxing limitations on the export of certain types of crude oil or condensates or the lifting of the restrictions entirely;

•	market risks related to the volatility in the price of Renewable Identification Numbers (“RINs”) required to comply with the Renewable Fuel Standards;

•	adverse impacts from changes in our regulatory environment or actions taken by environmental interest groups;

•	our ability to consummate the pending acquisitions, the timing for the closing of such acquisitions and our plans for financing such acquisitions;

•	our ability to complete the successful integration of the pending acquisitions into our business and to realize the benefits from such acquisitions;

•	unforeseen liabilities associated with the pending acquisitions;

•	the costs of being a public company, including Sarbanes-Oxley Act compliance;

•	risk associated with the operation of PBF Logistics as a separate, publicly-traded entity;

•	potential tax consequences related to our investment in PBF Logistics; and

•	receipt of regulatory approvals and compliance with contractual obligations required in connection with PBF Logistics.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements may not in fact occur. Accordingly, investors should not place undue reliance on those statements.

Our forward-looking statements in this prospectus supplement, the accompanying prospectus or the documents incorporated herein or therein by reference speak only as of the date on which they are made. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of our Class A common stock in this offering, after deducing underwriting discounts and commissions and our estimated expenses, will be approximately $299.0 million, or $344.0 million if the underwriters’ option to purchase 1,500,000 additional shares of our Class A common stock is exercised in full. We estimate that the expenses of the offering payable by us will be approximately $1.0 million.

We intend to use the net proceeds from this offering to purchase newly issued PBF LLC Series C Units from PBF LLC. The number of PBF LLC Series C Units purchased will be equivalent to the number of Class A common stock offered in this offering. We intend to cause PBF LLC to use these proceeds to fund a portion of the purchase price for the Torrance Acquisition. However, subject to the timing of the closing of the Torrance Acquisition, we may use the net proceeds of this offering to pay down indebtedness incurred to fund the Chalmette Acquisition (or for capital in lieu of indebtedness we might otherwise borrow). In the event the Torrance Acquisition does not close and we have not previously utilized the net proceeds from this offering, we may use them for repayment of indebtedness, working capital, capital expenditures and other general corporate purposes, including potential acquisitions.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, marketable securities and total capitalization as of June 30, 2015:

•	on an actual basis; and

•	on a pro forma basis to give effect to the Chalmette Acquisition, the February 2015 secondary offering, repurchases of our Class A common stock subsequent to June 30, 2015, distributions made subsequent to June 30, 2015, including distributions by PBF Logistics to its public holders of common units, an assumed borrowing under our Revolving Loan to fund the Chalmette Acquisition, the consummation of this offering and certain other items described in “Unaudited Pro Forma Consolidated Financial Statements”; and

•	on a pro forma as adjusted basis to give further effect to the pay down of debt incurred under our Revolving Loan to finance the Chalmette Acquisition with the proceeds of this offering.

The completion of this offering is not conditioned upon the Chalmette Acquisition and Torrance Acquisition.

This table should be read in conjunction “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Statements” and our unaudited condensed consolidated financial statements and notes thereto and “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our June 30, 2015 Form 10-Q, included or incorporated by reference in this prospectus supplement.

	As of June 30, 2015
	Actual	Pro Forma	Pro Forma, As Adjusted
Cash and cash equivalents	$623,822	$880,156	$581,138
Marketable securities(1)	234,249	234,249	234,249

Total	$858,071	$1,114,405	$815,387

Long-term debt:
Delaware Economic Development Authority Loan	$8,000	$8,000	$8,000
Senior Secured Notes	669,070	669,070	669,070
PBFX Revolving Credit Facility	24,500	24,500	24,500
PBFX Senior Notes	350,000	350,000	350,000
PBFX Term Loan(1)	234,200	234,200	234,200
Catalyst Leases	32,571	32,571	32,571
Rail Facility	43,393	43,393	43,393
Revolving Loan(2)	—	450,533	151,515

Total long-term debt	$1,361,734	$1,812,267	$1,513,249

Class A common stock, $0.001 par value, 1,000,000,000 shares authorized, 85,922,092 shares issued on a historical basis, and 95,779,605 on a pro forma basis	92	102	102
Class B common stock, $0.001 par value, 1,000,000 shares authorized, 28 shares outstanding on a historical and pro forma basis	—	—	—
Preferred stock, $0.001 par value, 100,000,000 shares authorized, no shares outstanding, on a historical and pro forma basis	—	—	—
Treasury stock, at cost	(146,731)	(150,804)	(150,804)
Additional paid in capital	1,552,118	1,851,126	1,851,126
Retained earnings	48,316	22,574	22,574
Accumulated other comprehensive loss	(24,543)	(24,543)	(24,543)

Total PBF Energy Inc. equity	1,429,252	1,698,455	1,698,455
Noncontrolling interest	443,132	433,681	433,681

Total equity	1,872,384	2,132,136	2,132,136

Total capitalization	$4,092,189	$5,058,808	$4,460,772

(1)	Marketable securities fully collateralize the PBFX Term Loan.
(2)	For purposes of the pro forma presentation the funding for the Chalmette Acquisition is assumed to be provided by borrowings under our Revolving Loan, however, the actual debt proceeds used to fund the acquisition may be from our Revolving Loan or proceeds from other debt financing transactions or a combination thereof. The amount incurred is based on our current best estimate of fair value for the expected working capital to be acquired. This amount could be different, and may be materially different, at the time the Chalmette Acquisition is consummated.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma consolidated financial statements are presented to show how we might have looked if the Chalmette Acquisition, the consummation of the 2015 and 2014 secondary offerings (“the secondary offerings”), the consummation of the offering of the PBF Logistics 6.875% Senior Notes, certain other transactions described below and the consummation of this offering had occurred on the date and for the periods indicated below. We derived the following unaudited pro forma consolidated financial statements by applying pro forma adjustments to our historical consolidated financial statements and the historical financial statements of Chalmette Refining, each incorporated by reference herein. The pro forma effect of the Chalmette Acquisition is based on the acquisition method of accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. The unaudited pro forma consolidated financial statements do not include the impact of the Torrance Acquisition announced on September 30, 2015 because such acquisition is individually insignificant and less significant than the Chalmette Acquisition. See “Basis of Presentation” in this prospectus supplement.

We derived the following unaudited pro forma consolidated financial statements by applying pro forma adjustments to our historical consolidated financial statements, incorporated by reference in this prospectus supplement, that give effect to the Chalmette Acquisition, the secondary offerings, certain other transactions described below and this offering. Although we have entered into a Sale and Purchase agreement for the Chalmette Acquisition and we believe consummation of the acquisition is probable, there is no guarantee that the acquisition will be completed. The unaudited pro forma consolidated balance sheet is based on the individual historical consolidated balance sheets of the Company and Chalmette Refining as of June 30, 2015 and has been prepared to reflect the acquisition as if it occurred on June 30, 2015 and gives effect to repurchases of our Class A common stock subsequent to June 30, 2015, distributions made subsequent to June 30, 2015, by PBF Energy and by PBF Logistics to its holders of common and subordinated units, an assumed borrowing to fund the Chalmette Acquisition and the consummation of this offering. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2014 and the six-months ended June 30, 2015 combines the historical results of operations of the Company and Chalmette Refining, as if the acquisition occurred on January 1, 2014 and gives effect to an assumed borrowing to fund the Chalmette Acquisition, the secondary offerings and the consummation of the offering of the PBF Logistics 6.875% Senior Notes and corresponding repayment of borrowings under the PBFX Revolving Credit Facility, as if they occurred on January 1, 2014. For purposes of the unaudited pro forma consolidated financial statements, the funding for the Chalmette Acquisition is assumed to be provided by borrowings under our Revolving Loan, however, the actual debt proceeds used to fund the acquisition may be from our Revolving Loan or proceeds from other debt financing transactions or a combination thereof.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2014 and six months ended June 30, 2015 do not reflect future events that may occur after the completion of the Chalmette Acquisition, including but not limited to the anticipated realization of cost savings from operating synergies and certain charges expected to be incurred in connection with the transaction, including, but not limited to, costs that may be incurred in connection with integrating the operations of Chalmette Refining.

The unaudited pro forma consolidated financial information is presented for informational purposes only. The unaudited pro forma consolidated financial information does not purport to represent what our results of operations or financial condition would have been had the transactions to which the pro forma adjustments relate actually occurred on the dates indicated, and they do not purport to project our results of operations or financial condition for any future period or as of any future date. In addition, they do not purport to indicate the results that would actually have been obtained had the Chalmette Acquisition been completed on the assumed date or for the periods presented, or which may be realized in the future.

To produce the pro forma financial information, we adjusted Chalmette Refining’s historical assets and liabilities to their estimated fair values in accordance with ASC 805 as a result of our assumed closing of the acquisition. As of the date of this prospectus supplement, we have not completed the detailed valuation work necessary to arrive at the required estimates of the fair value of Chalmette Refining’s assets to be acquired and the liabilities to be assumed and the related allocation of purchase price, nor have we identified all adjustments necessary to conform Chalmette Refining’s accounting policies to our accounting policies. A final determination of the fair value of Chalmette Refining’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of Chalmette that exist as of the date of completion of the acquisition and, therefore, cannot be made prior to that date. As a result, the accompanying unaudited pro forma purchase price allocation is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary unaudited pro forma purchase price allocation has been made solely for the purpose of preparing the accompanying unaudited pro forma consolidated financial statements. Until the Chalmette Acquisition is completed, both companies are limited in their ability to share information with each other. Upon the completion of the Chalmette Acquisition, valuation work will be performed and any increases or decreases in the fair value of relevant statement of financial position amounts will result in adjustments to the statement of financial position and/or statements of operations until the purchase price allocation is finalized. There can be no assurance that such finalization will not result in material changes from the preliminary purchase price allocation included in the accompanying unaudited pro forma consolidated financial statements.

The pro forma adjustments as of and for the six months ended June 30, 2015 principally give effect to:

•	the consummation of this offering and our issuance of Class A common stock; and

•	the closing of the Chalmette Acquisition and its associated impact on our balance sheet and statement of operations including an assumed borrowing under our Revolving Loan to fund the acquisition; and

•	distributions, dividends, and stock repurchases made subsequent to June 30, 2015; and

•	the consummation of the offering of the PBF Logistics 6.875% Senior Notes and corresponding repayment of borrowings under the PBFX Revolving Credit Facility.

The pro forma adjustments for the year ended December 31, 2014 principally give effect to:

•	the closing of the Chalmette Acquisition and its associated impact on our statement of operations including an assumed borrowing under our Revolving Loan to fund the acquisition; and

•	the consummation of the secondary offerings and the associated impact on income tax expense, the net income attributable to PBF Energy and the noncontrolling interest; and

•	the consummation of the offering of the PBF Logistics 6.875% Senior Notes and corresponding repayment of borrowings under the PBFX Revolving Credit Facility.

The estimates and assumptions used in preparation of the pro forma financial information may be materially different from our actual experience in connection with this offering.

The unaudited pro forma consolidated balance sheet and statements of operations should be read in conjunction with the sections entitled “Basis of Presentation,” “Prospectus Supplement Summary” and “Use of Proceeds” in this prospectus supplement and “Item 6. Selected Financial Data,” “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations,” and our historical consolidated financial statements and related notes thereto (“Item 8. Financial Statements and Supplementary Data” in our 2014 Form 10-K and “Item 1. Financial Statements (unaudited)” in our June 30, 2015 Form 10-Q), and the historical financial statements and related notes thereto of Chalmette (included in the PBF Energy Form 8-K dated October 5, 2015), each incorporated by reference herein.

Unaudited Pro Forma Consolidated Balance Sheet

As of June 30, 2015

(in thousands)

	Historical		Pro Forma Effect of Accounting Policy Changes (Note 1)		Adjusted Pro Forma Chalmette	Pro Forma Acquisition Adjustments		Pro Forma Adjustments related to this Offering		Other Pro Forma Adjustments		Pro Forma Consolidated
	PBF Energy	Chalmette
ASSETS
Current assets:
Cash and cash equivalents	$623,822	$181,704	$—		$181,704	$(181,704	) (4)	$299,018	(7)	$(42,684	) (8)	$880,156
Accounts receivable	540,227	153,848	—		153,848	(150,223	) (4)	—		—		543,852
Inventories	1,306,414	253,016	—		253,016	(3,016	) (4)	—		—		1,556,414
Deferred tax asset	175,653	—	—		—	—		—		—		175,653
Prepaid expense and other current assets	39,456	102,990	—		102,990	—		—		—		142,446

Total current assets	2,685,572	691,558	—		691,558	(334,943)		299,018		(42,684)		3,298,521
Property, plant and equipment, net	1,964,953	338,676	—		338,676	(13,088	) (3)	—		—		2,290,541
Deferred tax assets	342,646	—	—		—	—		—		—		342,646
Marketable securities	234,249	—	—		—	—		—		—		234,249
Deferred charges and other assets, net	316,202	5,340	32,897	(2)	38,237	(38,237	) (3)(4)	—		—		316,202

Total assets	$5,543,622	$1,035,574	$32,897		$1,068,471	$(386,268)		$299,018		$(42,684)		$6,482,159

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$354,636	$1,357,101	—		$1,357,101	$(1,129,019	) (4)	$—		$—		$582,718
Accrued expenses	1,140,526	—	—		—	—		—		170	(8)	1,140,696
Payable to related parties pursuant to tax receivable agreement	69,833	—	—		—	—		—		—		69,833
Deferred revenue	7,218	—	—		—	—		—		—		7,218

Total current liabilities	1,572,213	1,357,101	—		1,357,101	(1,129,019)		—		170		1,800,465
Delaware Economic Development Authority loan	8,000	—	—		—	—		—		—		8,000
Long-term debt	1,353,734	—	—		—	450,533	(5)	—		—		1,804,267
Payable to related parties pursuant to tax receivable agreement	667,541	—	—		—	—		—		—		667,541
Other long-term liabilities	69,750	1,570	—		1,570	(1,570	) (4)	—		—		69,750

Total liabilities	3,671,238	1,358,671	—		1,358,671	(680,056)		—		170		4,350,023
Commitments and contingencies
Equity:
Class A common stock	92	—	—		—	—		10	(7)	—		102
Class B common stock	—	—	—		—	—		—		—		—
Preferred stock	—	—	—		—	—		—		—		—
Members’ capital	—	(326,685)	32,897	(2)	(293,788)	293,788	(6)	—		—		—
Treasury stock, at cost	(146,731)	—	—		—	—		—		(4,073	) (8)	(150,804)
Additional paid in capital	1,552,118	—	—		—	—		299,008	(7)	—		1,851,126
Retained earnings/(accumulated deficit)	48,316	—	—		—	—		—		(25,742	) (8)	22,574
Accumulated other comprehensive income/(loss)	(24,543)	—	—		—	—		—		—		(24,543)

Total equity	1,429,252	(326,685)	32,897		(293,788)	293,788		299,018		(29,815)		1,698,455
Noncontrolling interests	443,132	3,588	—		3,588	—		—		(13,039	) (8)	433,681

Total equity	1,872,384	(323,097)	32,897		(290,200)	293,788		299,018		(42,854)		2,132,136

Total liabilities and equity	$5,543,622	$1,035,574	$32,897		$1,068,471	$(386,268)		$299,018		$(42,684)		$6,482,159

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

1.	We performed certain procedures for the purpose of identifying any material differences in significant accounting policies between PBF Energy and Chalmette Refining and any accounting adjustments that would be required in connection with adopting uniform policies. Procedures performed by PBF Energy included a review of the disclosed summary of significant accounting policies in Chalmette Refining’s audited financial statements and a preliminary discussion with Chalmette Refining’s management regarding their significant accounting policies in order to identify material adjustments. While we expect to engage in additional discussions with Chalmette Refining’s management and continue to evaluate the impact of Chalmette Refining’s accounting policies on its historical results after the close of the acquisition, our best estimate of the differences we have identified to date are included in Note 2 and Note 9 below.

2.	Reflects the estimated impact of reversing refinery turnaround costs expensed by Chalmette Refining from January 1, 2014 through June 30, 2015 in accordance with their historical accounting policy and adjusted based on PBF Energy’s accounting policy which is to capitalize refinery turnaround costs incurred in connection with planned major maintenance activities and subsequently amortize such costs on a straight line basis over the period of time estimated to lapse until the next turnaround occurs (generally 3 to 5 years).

The impact of this adjustment includes the reversal of the turnaround expense recorded in operating expenses ($43.9 million for the year ended December 31, 2014 and de minimis for the six months ended June 30, 2015) and recording the estimated depreciation expense associated with the turnaround costs that have been capitalized on the balance sheet in accordance with our policy.

3.	Represents a preliminary estimate of the cash consideration transferred of $450.5 million for the Chalmette Acquisition, which is assumed to be funded through a borrowing under our Revolving Loan, and the fair value of the net assets acquired as follows:

Accounts receivable	$3,625
Inventories	250,000
Prepaid expenses and other current assets	102,990
Property, plant and equipment	322,000
Accounts payable and accrued expenses	(228,082)

Estimated fair value of net assets acquired	$450,533

This preliminary purchase price allocation estimate is based on PBF Energy’s limited access to information and final allocations are subject to the terms of the sale and purchase agreement and will be determined based on ongoing operations by ExxonMobil, Mobil Pipe Line Company and PDV Chalmette L.L.C. through the close of the Chalmette Acquisition. The fair values of the accounts receivable, prepaid expenses and other current assets and accounts payable and accrued expenses are estimated to approximate their carrying value presented in the June 30, 2015 financial statements of Chalmette Refining. The fair value of inventory is based on the expected quantities to be acquired at current market prices. The fair value of property, plant and equipment is largely based on the acquisition purchase price of the assets. These amounts may change and may change materially at the time the Chalmette Acquisition is consummated. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after the close of the acquisition. PBF Energy anticipates that the valuations of the acquired assets and liabilities will include, but not be limited to, inventory, property, plant and equipment and other potential intangible assets. The valuations will be performed by a third-party valuation specialist based on valuation techniques that PBF Energy deems appropriate for measuring the fair value of the assets acquired and liabilities assumed.

The final acquisition consideration, and amounts allocated to assets acquired and liabilities assumed in the acquisition could differ materially from the amounts presented in these unaudited pro forma consolidated financial statements.

The pro forma adjustment for property plant and equipment includes the reversal of the historical book value which is replaced with the value determined by the preliminary purchase price allocation. Property, plant and equipment is net of $3.6 million of non-controlling interest acquired. In addition, the balance related to capitalized refinery turnaround costs in deferred charges and other assets, net was also reversed as an acquisition adjustment in conjunction with the preliminary purchase price allocation.

4.	Represents the reversal of $181.7 million of cash, a $150.2 million related-party receivable, $5.3 million of other assets, a $1,129.1 million related-party payable and a $1.6 million long-term liability, all of which will not be assumed in connection with the Chalmette Acquisition.

5.	Represents an assumed borrowing of $450.5 million under our Revolving Loan to fund the Chalmette Acquisition including the purchased working capital. For purposes of the unaudited pro forma consolidated financial statements, the funding for the Chalmette Acquisition is assumed to be provided by borrowings under our Revolving Loan, however, the actual debt proceeds used to fund the acquisition may be from our Revolving Loan or proceeds from other debt financing transactions or a combination thereof.

6.	Reflects the elimination of $293.8 million of Chalmette Refining’s Members’ Capital Deficit in connection with PBF Energy’s initial purchase price accounting adjustments.

7.	Represents adjustments to equity for this offering reflecting par value for Class A common stock to be outstanding following this offering and related Additional paid-in capital.

8.	Reflects the net effect on cash and cash equivalents, retained earnings and noncontrolling interest of the payment of aggregate distributions made subsequent to June 30, 2015. PBF Holding made aggregate distributions of $121.5 million to PBF LLC. PBF LLC in turn distributed $114.5 million to PBF Energy (of which $25.7 million was used to pay on August 25, 2015 its previously declared cash dividend of $0.30 per share of Class A common stock) and $7.0 million to its other members. Also on August 31, 2015, PBF Logistics made a distribution of $13.0 million ($0.37 per unit) to holders of its common and subordinated units and incentive distribution rights (“IDRs”), of which $7.0 million was paid to PBF LLC. In addition, the pro forma adjustments reflect treasury stock repurchases of $4.1 million of shares of our Class A common stock subsequent to June 30, 2015. The effects of these distributions, dividends and stock repurchases on PBF Energy would decrease cash and cash equivalents by $42.7 million, increase treasury stock by $4.1 million, decrease retained earnings by $25.7 million and decrease noncontrolling interests by $13.0 million.

Unaudited Pro Forma Consolidated Statement of Operations

Year Ended December 31, 2014

(in thousands)

	Historical		Pro Forma Effect of Accounting Changes (Note 1)		Adjusted Pro Forma Chalmette	Pro Forma Acquisition Adjustments		Other Pro Forma Adjustments		Pro Forma Consolidated
	PBF Energy	Chalmette
Revenues	$19,828,155	$6,857,506	$—		$6,857,506	$—		$—		$26,685,661
Cost and expenses:
Cost of sales, excluding depreciation	18,471,203	6,673,711	(339,961	) (9)	6,333,750	—		—		24,804,953
Operating expenses, excluding depreciation	883,140	—	378,140	(9)	378,140	—		—		1,261,280
General and administrative expenses	143,671	174,054	(84,033	)(9)	90,021	—		—		233,692
Gain on sale of assets	(895)	—	—		—	—		—		(895)
Depreciation and amortization expense	180,382	49,336	5,483	(9)	54,819	(33,039	) (10)	—		202,162

	19,677,501	6,897,101	(40,371)		6,856,730	(33,039)		—		26,501,192

Income (loss) from operations	150,654	(39,595)	40,371		776	33,039		—		184,469
Other income (expense)
Change in fair value of catalyst lease	3,969	—	—		—	—		—		3,969
Interest (expense) income, net	(98,764)	299	—		299	—		(42,351	) (12)	(140,816)

Income loss before income taxes	55,859	(39,296)	40,371		1,075	33,039		(42,351)		47,622
Income tax (benefit) expense	(22,412)	—	1,991		1,991	12,016	(11)	22,167	(12)	13,762

Net income (loss)	78,271	(39,296)	38,380		(916)	21,023		(64,518)		33,860
Less: net income (loss) attributable to noncontrolling interests	116,508	362	—		362	1,870	(11)	(113,582	) (12)	5,158

Net (loss) income attributable to PBF Energy Inc.	$(38,237)	$(39,658)	$38,380		$(1,278)	$19,153		$49,064		$28,702

Weighted-average shares of Class A common stock outstanding
Basic	74,464,494	—	—		—	—		25,862,188	(13)	100,326,682
Diluted	74,464,494	—	—		—	—		26,379,826	(13)	100,844,320
Net (loss) income available to Class A common stock per share:
Basic	$(0.51)									$0.29
Diluted	$(0.51)									$0.28

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Six Months Ended June 30, 2015

(in thousands)

	Historical		Pro Forma Effect of Accounting Changes (Note 1)		Adjusted Pro Forma Chalmette	Pro Forma Acquisition Adjustments		Other Pro Forma Adjustments		Pro Forma Condensed Consolidated
	PBF Energy	Chalmette
Revenues	$6,545,800	$2,285,564	$—		$2,285,564	$—		$—		$8,831,364
Cost and expenses:
Cost of sales, excluding depreciation	5,496,960	2,031,711	(127,644	) (9)	1,904,067	—		—		7,401,027
Operating expenses, excluding depreciation	432,088	—	172,385	(9)	172,385	—		—		604,473
General and administrative expenses	75,269	90,659	(45,889	)(9)	44,770	—		—		120,039
Gain on sale of assets	(991)	—	—		—	—		—		(991)
Depreciation and amortization expense	96,268	26,235	5,483	(9)	31,718	(20,828	) (10)	—		107,158
Impairment	—	396,808	—		396,808	(396,808	) (10)	—		—

	6,099,594	2,545,413	4,335		2,549,748	(417,636)		—		8,231,706

Income (loss) from operations	446,206	(259,849)	(4,335)		(264,184)	417,636		—		599,658
Other income (expense)
Change in fair value of catalyst lease	3,988	—	—		—	—		—		3,988
Interest expense, net	(49,068)	77	—		77	—		(17,611)		(66,602)

Income (loss) before income taxes	401,126	(259,772)	(4,335)		(264,107)	417,636		(17,611)		537,044
Income tax expense (benefit)	139,547	—	1,148		1,148	57,926	(11)	(5,685	) (12)	192,936

Net income (loss)	261,579	(259,772)	(5,483)		(265,255)	359,710		(11,926)		344,108
Less: net income (loss) attributable to noncontrolling interests	38,447	(728)	—		(728)	9,015	(11)	(3,469	) (12)	43,265

Net income (loss) attributable to PBF Energy Inc.	$223,132	$(259,044)	$(5,483)		$(264,527)	$350,695		$(8,457)		$300,843

Weighted-average shares of Class A common stock outstanding
Basic	85,175,066	—	—		—	—		10,000,000	(14)	95,175,066
Diluted	91,655,081	—	—		—	—		10,000,000	(14)	101,655,081
Net income (loss) available to Class A common stock per share:
Basic	$2.62									$3.16
Diluted	$2.57									$3.13

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

9.	Reflects the estimated impact of reversing refinery turnaround costs expensed by Chalmette Refining from January 1, 2014 through June 30, 2015 in accordance with their historical accounting policy and adjusted based on PBF Energy’s accounting policy which is to capitalize refinery turnaround costs incurred in connection with planned major maintenance activities and subsequently amortize such costs on a straight line basis over the period of time estimated to lapse until the next turnaround occurs (generally 3 to 5 years).

The impact of this adjustment includes the reversal of the turnaround expense recorded in operating expenses ($43.9 million for the year ended December 31, 2014 and de minimis for the six months ended June 30, 2015) and recording the estimated depreciation expense associated with the turnaround costs that have been capitalized on the balance sheet in accordance with our policy.

This adjustment also reflects certain reclassification adjustments to conform to our income statement presentation. For the 2014 year ended consolidated statement of operations, this adjustment includes a reclassification of $340.0 million from cost of sales to operating expenses, excluding depreciation and $82.0 million from general and administrative expenses to operating expenses, excluding depreciation and $2.0 million of income tax expense from general and administrative expenses. For the six months ended June 30, 2015 condensed consolidated statement of operations, this adjustment includes a reclassification of $127.6 million from cost of sales to operating expenses, excluding depreciation and $44.8 million from general and administrative expenses to operating expenses, excluding depreciation and $1.1 million of income tax expense from general and administrative expenses.

10.	Represents the estimated depreciation expense resulting from the assumed fair value of property, plant and equipment acquired through the Chalmette Acquisition. Also reflects the reversal of the impairment charge recorded by Chalmette Refining which would not be applicable since property, plant & equipment would be recorded at fair value in connection with our preliminary purchase price allocation.

11.	Reflects the impact of the Chalmette Acquisition adjustments on PBF Energy’s net income attributable to noncontrolling interests and income tax expense based on a noncontrolling interest of 5.9% and a tax rate of 40.2%.

12.	Represents incremental interest expense related to the assumed borrowing under our Revolving Loan to fund the Chalmette Acquisition based on the estimated effective interest rate applicable to each period (4.7% for the six months ended June 30, 2015 and 3.8% for the year ended 2014) and the interest expense associated with PBF Logistics’ issuance of 6.875% Senior Notes and reduction of interest expense in connection with PBF Logistics’ repayment of outstanding borrowings under their revolving credit facility. For purposes of the unaudited pro forma consolidated financial statements, the funding for the Chalmette Acquisition is assumed to be provided by borrowings under our Revolving Loan, however, the actual debt proceeds used to fund the acquisition may be from our Revolving Loan or proceeds from other debt financing transactions or a combination thereof. Such amounts have been adjusted for the related impact on noncontrolling interests and income taxes.

13.	Includes the impact of shares issued in connection with this offering (10,000,000 shares), treasury share activity and the dilutive effect on stock options and warrants.

14.	Includes the impact of shares issued in connection with this offering (10,000,000 shares).

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our Class A common stock is traded on The New York Stock Exchange under the symbol “PBF”. The following table sets forth, for the periods indicated, the high and low sales prices per share of our Class A common stock, as reported by The New York Stock Exchange, and dividends declared per share of our Class A common stock.

	Price Range		Dividends per share of Class A Common Stock
2015	High	Low
First Quarter ended March 31, 2015	$34.55	$22.89	$0.30
Second Quarter ended June 30, 2015	$34.62	$25.58	$0.30
Third Quarter ended September 30, 2015	$36.93	$25.80	$0.30
Fourth Quarter through October 6, 2015	$33.57	$30.25	—

2014
First Quarter ended March 31, 2014	$31.66	$23.57	$0.30
Second Quarter ended June 30, 2014	$32.48	$25.61	$0.30
Third Quarter ended September 30, 2014	$28.50	$23.57	$0.30
Fourth Quarter ended December 31, 2014	$30.75	$21.02	$0.30

2013
First Quarter ended March 31, 2013	$42.50	$27.10	$0.30
Second Quarter ended June 30, 2013	$39.00	$23.54	$0.30
Third Quarter ended September 30, 2013	$26.66	$20.15	$0.30
Fourth Quarter ended December 31, 2013	$31.52	$21.20	$0.30

The closing sale price of our Class A common stock, as reported by The New York Stock Exchange, on October 6, 2015, was $32.06 per share. As of September 30, 2015, there were 15 holders of record of our Class A common stock.

Dividend Policy

Subject to the following paragraphs, we currently intend to continue to pay quarterly cash dividends of approximately $0.30 per share on our Class A common stock.

The declaration, amount and payment of this and any other future dividends on shares of Class A common stock will be at the sole discretion of our board of directors, and we are not obligated under any applicable laws, our governing documents or any contractual agreements with our existing owners or otherwise to declare or pay any dividends or other distributions (other than the obligations of PBF LLC to make tax distributions to its members). Our board of directors may take into account, among other things, general economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, plans for expansion, tax, legal, regulatory and contractual restrictions and implications, including under our tax receivable agreement and our subsidiaries’ outstanding debt documents, and such other factors as our board of directors may deem relevant in determining whether to declare or pay any dividend. In addition, we expect that to the extent we declare a dividend for a particular quarter, our cash flow from operations for that quarter will substantially exceed any dividend payment for such period. Because any future declaration or payment of dividends will be at the sole discretion of our board of directors, we do not expect that any such dividend payments will have a material adverse impact on our liquidity or otherwise limit our ability to fund capital expenditures or otherwise pursue our business strategy over the long-term. Although we have the ability to borrow funds and sell assets to pay future dividends (subject to certain limitations in our subsidiaries’ debt instruments), we intend to fund any future dividends out of our cash flow from operations (including dividends received from PBF Logistics) and, as a result, we do not expect to incur any indebtedness or to use the proceeds from equity offerings to fund such payments.

Subsequent to June 30, 2015, PBF Holding made aggregate distributions to PBF LLC of $121.5 million. PBF LLC, in turn, (a) distributed $94.2 million to its members (PBF Energy’s share of such distributions was $88.8 million) on account of tax withholding obligations and tax distributions related to the three months ended June 30, 2015, and (b) made a distribution to its members of $27.3 million ($0.30 per unit), of which $25.7 million was distributed to PBF Energy. PBF Energy used this $25.7 million to pay equivalent cash dividends of $0.30 per share of Class A common stock in July 2015. In addition, in July 2015, PBF Logistics made a distribution of $13.0 million ($0.37 per unit) to holders of its common and subordinated units, of which $7.0 million was paid to PBF LLC.

PBF LLC will continue to make tax distributions to its members in accordance with its amended and restated limited liability company agreement.

We believe our and our subsidiaries’ available cash and cash equivalents, unused borrowing availability, other sources of liquidity to operate our business and operating performance provides us with a reasonable basis for our assessment that we can support our intended dividend policy.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of shares of our Class A common stock, including shares issued upon exchange of PBF LLC Series A Units, in the public market, or the perception that such sales could occur, could adversely affect the market price of our Class A common stock and could impair our future ability to raise capital through the sale of equity securities or equity-related securities.

After giving effect to this offering, we will have a total of 95,893,848 shares of our Class A common stock outstanding (or 97,393,848 shares if the underwriters’ option to purchase additional shares is exercised in full). Substantially all of the outstanding shares of our Class A common stock are freely tradable without restriction or further registration under the Securities Act, except for any shares which may be held or acquired by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below, and shares subject to the lock-up agreements described below.

Upon consummation of this offering, 5,111,358 PBF LLC Series A Units will be outstanding, all of which will be exchangeable for shares of our Class A common stock pursuant to the terms of the exchange agreement on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications. The shares of Class A common stock we issue upon such exchange will be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we are party to a registration rights agreement with the other members of PBF LLC that requires us to register the resale of the shares of Class A common stock issuable to them upon exchange of all of the PBF LLC Series A Units held by them. We currently have an effective shelf registration statement covering the resale of up to 6,310,055 shares of our Class A common stock issued or issuable to certain holders of PBF LLC Series A Units, which shares may be sold from time to time in the public markets, subject to the lock-up agreements described below. Our shares also may be sold under Rule 144 under the Securities Act depending on the holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. See “—Lock-up Agreements” and “—Registration Rights Agreement” below and “Certain Relationships and Related Transactions—IPO Related Agreements—Registration Rights Agreement” in our 2015 Proxy Statement.

Our certificate of incorporation authorizes us to issue additional shares of our Class A common stock and options, rights, warrants and appreciation rights relating to our Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the DGCL and the provisions of our certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of our Class A common stock. See “Description of Capital Stock” in the accompanying prospectus. Similarly, the limited liability company agreement of PBF LLC permits PBF LLC to issue an unlimited number of additional limited liability company interests of PBF LLC with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the PBF LLC Series A Units and PBF LLC Series C Units, and which may be exchangeable for shares of our Class A common stock. See “Certain Relationships and Related Transactions—IPO Related Agreements—PBF LLC Amended and Restated Limited Liability Company Agreement” in our 2015 Proxy Statement.

2012 Equity Incentive Plan

Awards for up to 5,000,000 shares of our Class A Common Stock may be granted under our 2012 Equity Incentive Plan, including awards for 3,093,755 shares currently outstanding. We have an effective registration statement on Form S-8 under the Securities Act to register the shares of our Class A common stock issuable under our equity incentive plan. Accordingly, all of the shares registered under such registration statement are available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions, Rule 144 restrictions applicable to our affiliates or the lock-up agreements described below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this prospectus supplement, a person, including any of our “affiliates” who has beneficially owned shares of our Class A common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of Class A common stock then outstanding, which will equal approximately 958,936 of the shares outstanding immediately after this offering; and

•	the average weekly trading volume of our Class A common stock on The New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144, a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an “affiliate,” is entitled to sell its shares freely so long as current public information about us is available and after a one year holding period without complying with the manner of sale, volume limitation or notice provisions of Rule 144. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our Class A common stock after this offering because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

Sales under Rule 144 are also subject to the lock-up arrangements described below.

Lock-up Agreements

In connection with this offering, we and certain of our executive officers and directors have agreed with the underwriter, subject to certain exceptions, not to sell, dispose of or hedge any of our Class A common stock or securities convertible into or exchangeable for shares of Class A common stock, for up to 60 days after the date of this prospectus supplement (subject to extension in certain circumstances), except with the prior written consent of Morgan Stanley & Co. LLC. See “Underwriting.” We may, however, grant awards under our equity incentive plans and issue shares of Class A common stock upon the exercise of outstanding options and warrants, and we may issue or sell shares of Class A common stock under certain other circumstances.

If any of our executive officers and directors enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act, sales by such officers and directors under these trading plans would not be permitted until the expiration of the lock-up agreements relating to this offering described above.

Registration Rights Agreement

In connection with our initial public offering, we entered into a registration rights agreement with the other members of PBF LLC pursuant to which we granted them and their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our Class A common stock delivered in exchange for PBF LLC membership units or otherwise beneficially owned by them. Securities registered under any such registration statement will be available for sale in the open market unless restrictions apply. We filed the registration statement of which this prospectus supplement forms a part pursuant to our obligations under the registration rights agreement. See “Certain Relationships and Related Transactions—IPO Related Agreements—Registration Rights Agreement” in our 2015 Proxy Statement.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences, as of the date hereof, of the purchase, ownership and sale or exchange of our Class A common stock by a non-U.S. holder. This summary deals only with our Class A common stock that is purchased in this offering and is held as a capital asset by a non-U.S. holder.

Except as modified for United States federal estate tax purposes (as described below), a “non-U.S. holder” means a beneficial owner of our Class A common stock that, for United States federal income tax purposes, is an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States if one or more United States persons have the authority to control all substantial decisions of the trust or (2) was in existence on August 20, 1996, and has a valid election in effect under applicable United States Treasury regulations to continue to be treated as a United States person.

If a partnership holds our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership considering an investment in our Class A common stock, you should consult your own tax advisor.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxation and does not deal with other United States federal taxes (such as gift taxes or the Medicare tax on investment income) or foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. Further, this discussion does not describe all of the United States federal income tax consequences that may be relevant to holders subject to special rules, such as:

•	financial institutions;

•	insurance companies;

•	dealers in securities;

•	persons holding our common stock as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	partnerships or other entities classified as partnerships for United States federal income tax purposes (or investors in such entities);

•	United States expatriates or certain long-term residents of the United States;

•	tax-exempt entities;

•	controlled foreign corporations;

•	passive foreign investment companies; or

•	persons subject to the alternative minimum tax.

If you are considering an investment in our Class A common stock, you should consult your own tax advisor concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and sale or exchange of our Class A common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

The following summary assumes that a non-U.S. holder will structure its ownership of our Class A common stock so as to avoid the withholding taxes that otherwise would be imposed under the legislation described below under “—Additional Withholding Requirements.”

Dividends

Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the United States are not subject to the withholding tax, provided such non-U.S. holder provides proper documentation, such as an applicable Internal Revenue Service (“IRS”) Form W-8 or an appropriate substitute form. Instead, unless an applicable income tax treaty provides otherwise, such dividends are subject to United States federal income tax on a net income basis in generally the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if the non-U.S. holder is a foreign corporation, it may be subject to a “branch profits tax” equal to 30% (or a lower applicable income tax treaty rate) of its effectively connected earnings and profits attributable to such dividends, subject to adjustments.

A non-U.S. holder who wishes to claim the benefit of an applicable income tax treaty for dividends generally will be required (a) to complete IRS Form W-8BEN or IRS Form W-8 BEN-E, as applicable (or, in either case, an appropriate substitute form), and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale or Exchange of Our Class A Common Stock

Any gain realized on the sale or exchange of our Class A common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or exchange, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at some time during the shorter of (a) the five-year period preceding the sale or exchange or (b) the non-U.S. holder’s holding period for our Class A common stock in question (such shorter period, the “Applicable Period”).

Unless an applicable income tax treaty provides otherwise, a non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale or exchange in generally the same manner as if the non-U.S. holder were a United States person as defined under the Code. A non-U.S. holder that is a foreign corporation described in the first bullet point immediately above may also be subject to a branch profits tax equal to 30% (or a lower applicable income tax treaty rate) of its effectively connected earnings and profits attributable to such gain, subject to adjustments.

Unless an applicable income tax treaty provides otherwise, an individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale or exchange, which may be offset by certain United States source capital losses, even though the individual is not considered a resident of the United States.

Although the matter is not free from doubt, we believe we currently are not a “United States real property holding corporation” for United States federal income tax purposes. The determination of whether we become a “United States real property holding corporation” in the future will depend on the value of our assets treated as “real property” for this purpose relative to the value of all our assets, and such values are subject to fluctuations. If we are or become a “United States real property holding corporation,” so long as our Class A common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who actually or constructively holds or held (at any time during the Applicable Period) more than 5% of our Class A common stock will be subject to United States federal income tax on the sale or exchange of our Class A common stock. Such a non-U.S. holder generally will be subject to tax on any gain in the same manner as a non-U.S. holder whose gain is effectively connected income, except that such gain should not be included in effectively connected earnings and profits for purposes of the branch profits tax.

Federal Estate Tax

Class A common stock held or treated as held by an individual who, at the time of death, is not a citizen or resident of the United States (as specifically defined for United States federal estate tax purposes) will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with dividend payments. Copies of the information returns reporting such dividend payments and any withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding generally will apply to the proceeds of a sale or exchange of our Class A common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s United States federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements

Legislation enacted in 2010, commonly referred to as “FATCA,” imposes United States federal withholding taxes in addition to those described above on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities (including in certain circumstances where such foreign financial institutions or other entities are acting as intermediaries). In general, and depending on the specific facts and circumstances, the failure to comply with certain certification, information reporting and other specified requirements will result in a 30% United States federal withholding tax being imposed on “withholdable payments” to such institutions and entities, including payments of dividends and, after December 31, 2018, proceeds from the sale or exchange of our Class A common stock. Certain non-U.S. holders located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to rules different than those described above. Each prospective investor should consult its tax advisor regarding this legislation and the potential implications of this legislation on its investment in our Class A common stock.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. LLC is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	3,478,873
Credit Suisse Securities (USA) LLC	2,929,577
Barclays Capital Inc.	549,296
Citigroup Global Markets Inc.	549,296
Deutsche Bank Securities Inc.	549,296
UBS Securities LLC	549,296
Wells Fargo Securities, LLC	549,296
BNP Paribas Securities Corp.	169,014
Credit Agricole Securities (USA) Inc.	169,014
Mitsubishi UFJ Securities (USA), Inc.	169,014
Natixis Securities Americas LLC	169,014
Scotia Capital (USA) Inc.	169,014

Total:	10,000,000

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,500,000 additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,500,000 shares of Class A common stock.

	Per Share	Total
		No Exercise	Full Exercise
Public offering price	$31.0000	$310,000,000	$356,500,000
Underwriting discounts and commissions	$0.9982	$9,982,000	$11,479,300
Proceeds, before expenses	$30.0018	$300,018,000	$345,020,700

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $1.0 million.

Our Class A common stock is listed on the New York Stock Exchange under the trading symbol “PBF”.

We and certain of our executive officers and directors have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 60 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock; or

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock whether any such transaction described in the first two bullet points above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. In addition, we and our certain of our executive officers and directors agree that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, each such person will not, during the period ending 60 days after the date of this prospectus supplement, make any demand for, or exercise any right with respect to, the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock.

The restrictions in the immediately preceding paragraph do not apply to:

•	the sale of Class A common stock to the underwriters pursuant to the underwriting agreement;

•	the issuance by us of Class A common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement of which Morgan Stanley & Co. LLC has been advised in writing or are described in this prospectus supplement;

•	the issuance by us, and the receipt by a holder, of equity awards pursuant to employee benefit plans described in the documents incorporated by reference into this prospectus supplement, so long as our officers or directors who are recipients sign and deliver a lock-up letter agreement and the Class A common stock underlying such awards do not vest during the restricted period;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Class A common stock; provided that such plan does not provide for the transfer of Class A common stock during the 60-day restricted period and to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the holder or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Class A common stock may be made under such plan during the 60-day restricted period;

•	our issuance of shares of Class A common stock as consideration for bona fide acquisitions, in an aggregate number of shares not to exceed 10% of the total number of shares of Class A common stock issued and outstanding as of the date of such acquisition agreement, provided that each recipient of these shares of Class A common stock shall be subject to the lock-up restrictions described herein;

•	the filing of one or more registration statements on Form S-8 with respect to the issuance by us of equity awards pursuant to employee benefit plans described in the documents incorporated by reference into this prospectus supplement;

•	the issuance of Class A common stock, and the filing of one or more registration statements with respect to such Class A common stock, pursuant to the exchange agreement described in the documents incorporated by reference into this prospectus supplement so long as any recipient who is an officer or director signs and delivers a lock-up letter agreement;

•	transactions by any person other than us relating to Class A common stock or other securities acquired in open market transactions after the closing of the offering of the Class A common stock; provided that no filing under Section 16(a) of the Exchange Act is required or will be voluntarily made in connection with subsequent sales of Class A common stock or other securities acquired in such open market transactions;

•	transfers of shares of Class A common stock or any security convertible into or exchangeable or exercisable for Class A common stock (i) as a bona fide gift or for bona fide estate planning purposes, (ii) upon death or by will, testamentary document or intestate succession, (iii) to an immediate family member of the holder or to any trust for the direct or indirect benefit of the holder or the immediate family of the holder, (iv) not involving a change in beneficial ownership, or (v) if the undersigned is a trust, to any beneficiary of the holder or to the estate of any such beneficiary;

•	distributions of shares of Class A common stock or any security convertible into or exchangeable or exercisable for Class A common stock to any direct or indirect, current or former partners (general or limited), members or managers of the holder, as applicable, or to the estates of any such partners, members or managers; provided that in the case of any transfer or distribution pursuant to this exception or the prior exception above, (i) each such transferee, donee or distributee shall sign and deliver a lock-up letter agreement and (ii) no filing under Section 16(a) of the Exchange Act (other than a filing on Form 5), reporting a reduction in beneficial ownership of shares of Class A common stock, shall be required or shall be voluntarily made during the restricted period;

•	transfer of shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock that occurs by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement;

•	any transfer of shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock to us or PBF LLC, pursuant to agreements under which we or PBF LLC has the option to repurchase such shares or a right of first refusal with respect to transfers of such shares; or

•	in the event of undue hardship, any transfer of shares after notice to, and with the prior written consent (not to be unreasonably withheld) of, Morgan Stanley & Co. LLC.

We have been advised by Morgan Stanley & Co. LLC that it has no present intention, and there are no agreements, tacit or explicit, regarding the possible early release of the locked-up shares.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

From time to time, the underwriters and/or their respective affiliates may provide investment banking services to us. Affiliates of certain of the underwriters act as lenders and/or agents under, and as consideration therefor received customary fees and expenses in connection with, the Revolving Loan and, in the event the proceeds of this offering are used to repay indebtedness under our Revolving Loan, may receive some or all of the net proceeds of this offering. Affiliates of certain of the underwriters are lenders under, and as consideration therefor, received customary fees in connection with the PBFX Revolving Credit Facility and the PBFX Term Loan. Several of the underwriters acted as one of the underwriters in connection with our initial public offering and the PBF Logistics IPO, and received fees as a result. Certain of the underwriters acted as an initial purchaser, and received fees in connection with, the offering of our Senior Secured Notes and/or the offering of the PBF Logistics 6.875% Senior Notes.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus supplement in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase any shares of our Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

Canada

Our Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Stroock & Stroock & Lavan LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriter by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

The combined and consolidated financial statements of PBF Energy Inc. and subsidiaries (combined and consolidated for 2012 with PBF Energy Company LLC and subsidiaries), incorporated in this prospectus supplement by reference from PBF Energy Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, and the effectiveness of PBF Energy Inc. and subsidiaries’ internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Chalmette Refining, L.L.C. and subsidiaries (“Chalmette Refining”) as of December 31, 2014 and 2013, and for the years then ended, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2014 consolidated financial statements contains emphases of matter paragraphs that state that Chalmette Refining is dependent on its owners to provide additional capital contributions or additional alternatives for funding as necessary to enable Chalmette Refining to realize its assets and discharge its liabilities in the normal course of business as well as that substantially all of Chalmette Refining’s sales were to ExxonMobil Oil Corporation (“ExxonMobil”), a majority of Chalmette Refining’s purchases of crude oil and petroleum feedstock emanate from transactions with its owners, and portions of certain expenses represent allocations made from ExxonMobil. Our opinion was not modified with respect to these matters.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF

CERTAIN DOCUMENTS BY REFERENCE

We have filed a registration statement on Form S-3 with the SEC with respect to the Class A common stock offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus supplement or the accompanying prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We are subject to the information and periodic reporting requirements of the Exchange Act and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC.

You may read and copy any document we file at the SEC’s public reference facility at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the

Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facility. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov, and at our website at http://www.pbfenergy.com. Information on or accessible through our website does not constitute a part of this prospectus.

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus supplement. This prospectus supplement incorporates by reference the documents and reports listed below (other than documents or portions of these documents that are deemed to have been furnished and not filed):

•	Our Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 26, 2015;

•	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015, filed with the SEC on May 7, 2015 and August 6, 2015, respectively;

•	Our Current Reports on Form 8-K, filed with the SEC on February 4, 2015 (including Exhibits 99.1 and 99.2 thereto), May 5, 2015 (including Exhibits 99.1 thereto) (two reports filed on such date), May 18, 2015, May 26, 2015, May 29, 2015, June 3, 2015, June 18, 2015 (including Exhibits 99.1 and 99.2 thereto), June 24, 2015 (including Exhibit 99.1 thereto), July 30, 2015 (including Exhibit 99.2 thereto), July 31, 2015, August 21, 2015, September 23, 2015, October 1, 2015 and October 5, 2015;

•	The description of our Class A common stock, which is contained in Item 1 of our registration statement on Form 8-A filed with the SEC on December 13, 2012; and

•	Our definitive proxy statement on Schedule 14A for our 2015 annual meeting of stockholders, filed with the SEC on March 30, 2015.

We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are deemed to have been furnished and not filed in accordance with SEC rules, including current reports on Form 8-K furnished under Item 2.02 and Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01)) after the date of this prospectus supplement and prior to the termination of this offering; provided that any documents we may file on Form SD will not be incorporated by reference into this prospectus supplement. The information contained in any such document will be considered part of this prospectus supplement from the date the document is filed with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We undertake to provide without charge to any person, including any beneficial owner, to whom a copy of this prospectus supplement is delivered, upon oral or written request of such person, a copy of any or all of the documents that have been incorporated by reference in this prospectus supplement, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You should direct requests for documents to us at the following address: PBF Energy Inc., One Sylvan Way, Second Floor, Parsippany, New Jersey 07054, Attn: Secretary; or by telephoning us at (973) 455-7500.

Prospectus

Class A Common Stock

We or the selling stockholders may, in one or more offerings, offer and sell Class A common stock of PBF Energy Inc. Our Class A common stock is listed for trading on The New York Stock Exchange under the symbol “PBF.”

We or the selling stockholders may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. This prospectus describes the general terms of the shares of Class A common stock and the general manner in which we or the selling stockholders will offer the shares of Class A common stock. If necessary, the specific terms of any shares of Class A common stock we or the selling stockholders offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we or the selling stockholders will offer the shares of Class A common stock. The names of any underwriters and the identities of any selling stockholders will be stated in a supplement to this prospectus. Any selling stockholder that is an affiliate of us may be deemed an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and, as a result, may be deemed to be offering securities, indirectly, on our behalf. We will not receive any of the proceeds from the sale of shares of Class A common stock by any selling stockholder.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 1 of this prospectus and all other information included or incorporated by reference in this prospectus in its entirety before you decide whether to buy our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated January 6, 2014

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act. Under the automatic shelf process, we or selling stockholders to be named in a prospectus supplement may offer and sell, from time to time, shares of our Class A common stock. This prospectus provides you with a general description of our Class A common stock that may be offered by us or selling stockholders. Each time we or any selling stockholders sell Class A common stock with this prospectus, we will be required to provide a prospectus supplement containing specific information about the terms on which our Class A common stock is being offered and sold and, if applicable, about the selling stockholders. We may also add, update or change in a prospectus supplement information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information provided in the prospectus supplement.

You should rely only on the information contained in this prospectus and the accompanying prospectus supplement, including the information incorporated by reference herein as described under “Where You Can Find More Information; Incorporation of Certain Documents by Reference,” and any free writing prospectus that we prepare and distribute.

Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained in or incorporated by reference into this prospectus, the accompanying prospectus supplement or any such free writing prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us or any selling stockholder. We and the selling stockholders may only offer to sell, and seek offers to buy, shares of our Class A common stock in jurisdictions where offers and sales are permitted.

This prospectus and any accompanying prospectus supplement or other offering materials do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, therefore, file reports and other information with the SEC. Statements contained in this prospectus and any accompanying prospectus supplement or other offering materials about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents.

You should not assume that the information in this prospectus, any prospectus supplement or any other offering materials is accurate as of any date other than the date on the front of each document. Our business, financial condition, results of operations and prospects may have changed since then.

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WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference facility at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facility. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov, and at our website at http://www.pbfenergy.com. Information on or accessible through our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus unless we specifically so designate and file with the SEC.

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents and reports listed below:

•	Our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on February 28, 2013;

•	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 filed with the SEC on May 9, 2013, August 8, 2013 and November 7, 2013, respectively;

•	Our current reports on Form 8-K, filed with the SEC on January 2, 2013, February 1, 2013, February 22, 2013, April 15, 2013, May 15, 2013, May 16, 2013 (including Exhibit 99.1 thereto), May 22, 2013 (including Exhibit 99.1 thereto), June 11, 2013 (including Exhibit 99.1 thereto), July 1, 2013, September 12, 2013 (including Exhibit 99.1 thereto) and January 6, 2014 (including Exhibit 99.1 thereto);

•	The description of our Class A common stock, which is contained in Item 1 of our registration statement on Form 8-A filed with the SEC on December 13, 2012; and

•	Our definitive proxy statement on Schedule 14A for our 2013 annual meeting of stockholders, filed with the SEC on March 29, 2013.

We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are deemed to have been furnished and not filed in accordance with SEC rules, including current reports on Form 8-K furnished under Item 2.02 and Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01)) after the date of this prospectus. The information contained in any such document will be considered part of this prospectus from the date the document is filed with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We undertake to provide without charge to any person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon oral or written request of such person, a copy of any or all of the documents that have been incorporated by reference in this prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You should direct requests for documents to us at the following address: PBF Energy Inc., One Sylvan Way, Second Floor, Parsippany, New Jersey 07054, Attn: Secretary, or telephoning us at (973) 455-7500.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain “forward-looking statements” that involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates” or “anticipates” or similar expressions that relate to our strategy, plans or intentions. All statements we make in this prospectus or the documents incorporated herein by reference relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to our expectations regarding future industry trends and the information referred to under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” in this prospectus and/or the documents incorporated by reference into this prospectus are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results.

Important factors that could cause actual results to differ materially from our expectations, which we refer to as “cautionary statements,” are disclosed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and/or the documents incorporated by reference into this prospectus. All such forward-looking statements and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	supply, demand, prices and other market conditions for our products;

•	the effects of competition in our markets;

•	changes in currency exchange rates, interest rates and capital costs;

•	adverse developments in our relationship with both our key employees and unionized employees;

•	our ability to operate our businesses efficiently, manage capital expenditures and costs (including general and administrative expenses) and generate earnings and cash flow;

•	our substantial indebtedness;

•	our supply and inventory intermediation arrangements expose us to counterparty credit and performance risk;

•	termination of our inventory intermediation agreements with J. Aron could have a material adverse effect on our liquidity, as we would be required to finance our refined products inventory covered by the agreements. Additionally, we are obligated to repurchase from J. Aron all volumes of products located at the Paulsboro and Delaware City refineries’ storage tanks upon termination of these agreements;

•	restrictive covenants in our indebtedness that may adversely affect our operational flexibility;

•	payments to the holders of PBF LLC Series A Units and PBF LLC Series B Units under our tax receivable agreement for certain tax benefits we may claim;

•

our assumptions regarding payments arising under the tax receivable agreement and other arrangements relating to our organizational structure are subject to change due to various factors, including, among other factors, the timing of exchanges of PBF LLC Series A Units for shares of our Class A common stock as contemplated by the tax receivable agreement, the price of our Class A common stock at the time of such exchanges, the extent to which such exchanges are taxable, and the amount and timing of our income;

•	our expectations and timing with respect to our acquisition activity and whether any acquisitions are accretive or dilutive to shareholders;

•	our expectations with respect to our capital improvement projects including the development and expansion of our Delaware City crude unloading facility and status of an air permit to transfer crude to Paulsboro;

•	the impact of disruptions to crude or feedstock supply to any of our refineries, including disruptions due to problems with third party logistics infrastructure;

•	the possibility that we might reduce or not make further dividend payments;

•	the impact of current and future laws, rulings and governmental regulations, including any change by the federal government in the restrictions on exporting U.S. crude oil;

•	adverse impacts from changes in our regulatory environment or actions taken by environmental interest groups;

•	the costs of being a public company, including Sarbanes-Oxley Act of 2002 compliance;

•	any decisions we make with respect to our energy-related logistical assets that could qualify for an MLP structure, including future opportunities that we may determine present greater potential value to stockholders than the planned MLP initial public offering;

•	the timing and structure of the planned MLP initial public offering may change;

•	unanticipated developments may delay or negatively impact the planned MLP initial public offering;

•	receipt of regulatory approvals and compliance with contractual obligations required in connection with the planned MLP initial public offering;

•	the impact of the planned MLP initial public offering on our relationships with our employees, customers and vendors and our credit rating and cost of funds; and

•	the possibility that the interests of our financial sponsors (funds affiliated with The Blackstone Group L.P., or Blackstone, and First Reserve Management, L.P., or First Reserve) will conflict with ours.

Our forward-looking statements also include estimates of the total amount of payments, including annual payments, under our tax receivable agreement. These estimates are based on assumptions that are subject to change due to various factors, including, among other factors, the timing of exchanges of PBF LLC Series A Units for shares of our Class A common stock as contemplated by the tax receivable agreement, the price of our Class A common stock at the time of such exchanges, the extent to which such exchanges are taxable, and the amount and timing of our income.

When we or any selling stockholders offer and sell securities pursuant to a prospectus supplement, we may include information about the impact of prior or future exchanges of PBF LLC Series A Units for shares of our Class A common stock and related transactions as unaudited pro forma consolidated financial information in the applicable prospectus supplement, a post-effective amendment or in other filings we make with the SEC under the Exchange Act which are incorporated by reference into this prospectus. Any such pro forma financial information might give effect to (i) the issuance of the shares of our Class A common stock upon exchange of an equivalent number of PBF LLC Series A Units, (ii) the anticipated public offering price, (iii) the increase in our ownership of PBF LLC, and (iv) any changes in our estimated undiscounted future liability under our tax receivable agreement, resulting changes in our net deferred tax asset balance and estimates of future realizability, and re-calculation of our estimated effective income tax rate. See “Where You Can Find More Information; Incorporation of Certain Documents by Reference.”

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in such forward-looking statements may not in fact occur. Accordingly, investors should not place undue reliance on those statements.

Our forward-looking statements in this prospectus or the documents incorporated herein by reference speak only as of the date on which they are made. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing.

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THE COMPANY

In this prospectus, unless the context otherwise requires, references to the “Company,” “we,” “our,” “us” or “PBF” refer to PBF Energy Inc., or PBF Energy, and, in each case, unless the context otherwise requires, its consolidated subsidiaries, including PBF Energy Company LLC, or PBF LLC, PBF Holding Company LLC, PBF Investments LLC, Toledo Refining Company LLC, Paulsboro Refining Company LLC, or Paulsboro Refining, Delaware City Refining Company LLC and PBF Logistics L.P.

We are one of the largest independent petroleum refiners and suppliers of unbranded transportation fuels, heating oil, petrochemical feedstocks, lubricants and other petroleum products in the United States. We sell our products throughout the Northeast and Midwest of the United States, as well as in other regions of the United States and Canada, and are able to ship products to other international destinations. We were formed in 2008 to pursue acquisitions of crude oil refineries and downstream assets in North America. We currently own and operate three domestic oil refineries and related assets, which we acquired in 2010 and 2011.

We are a holding company and our primary asset is an equity interest in PBF LLC. We are the sole managing member of PBF LLC and operate and control all of the business and affairs and consolidate the financial results of PBF LLC and its subsidiaries. PBF LLC is a holding company for the companies that directly or indirectly own and operate our business.

We are a Delaware corporation incorporated on November 7, 2011 with our principal executive offices located at One Sylvan Way, Second Floor, Parsippany, NJ 07054 and our telephone number is (973) 455-7500. Our website address is http://www.pbfenergy.com. The information contained on our website or that is or becomes accessible through our website neither constitutes part of this prospectus nor is incorporated by reference into this prospectus.

RISK FACTORS

You should consider the specific risks described in our most recent Annual Report on Form 10-K filed with the SEC, the risk factors described under the caption “Risk Factors” in any applicable prospectus supplement and any risk factors set forth in our other filings with the SEC, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, before making an investment decision. See “Where You Can Find More Information; Incorporation of Certain Documents by Reference.” Each of the risks described in these documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a partial or complete loss of your investment. The risks and uncertainties are not limited to those set forth in the risk factors described in these documents. Additional risks and uncertainties not presently known to us or that we currently believe to be less significant than the risk factors incorporated by reference herein may also adversely affect our business. When we or any selling stockholders offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the applicable prospectus supplement. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

USE OF PROCEEDS

Unless otherwise indicated to the contrary in an accompanying prospectus supplement, we will use the net proceeds from any primary sale of securities covered by this prospectus for general corporate purposes, which may include repayment of indebtedness, acquisitions, capital expenditures and additions to working capital.

Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and, if necessary, will be described in a prospectus supplement.

We will not receive any of the proceeds from any sale of securities by the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws. For more information on how you can obtain our amended and restated certificate of incorporation and our amended and restated bylaws, see “Where You Can Find More Information; Incorporation of Certain Documents by Reference.” We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws in their entirety.

Authorized Capitalization

Our authorized capital stock consists of 1,000,000,000 shares of our Class A common stock, par value $0.001 per share, 1,000,000 shares of Class B common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Class A Common Stock

Voting Rights. Holders of shares of our Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Subject to the rights of the holders of any preferred stock that may be outstanding and any contractual or statutory restrictions, holders of our Class A common stock are entitled to receive equally and ratably, share for share dividends as may be declared by our board of directors out of funds legally available to pay dividends. Dividends upon our Class A common stock may be declared by the board of directors at any regular or special meeting, and may be paid in cash, in property, or in shares of capital stock. Before payment of any dividend, there may be set aside out of any of our funds available for dividends, such sums as the board of directors deems proper as reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of our property, or for any proper purpose, and the board of directors may modify or abolish any such reserve.

Liquidation Rights. Upon liquidation, dissolution, distribution of assets or other winding up, the holders of our Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of our Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our Class A common stock. All outstanding shares of our Class A common stock are fully paid and non-assessable.

Class B Common Stock

Voting Rights. Holders of shares of Class B common stock are entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each PBF LLC Series A Unit beneficially owned by such holder. Accordingly, the members of PBF LLC other than PBF Energy collectively have a number of votes in PBF Energy that is equal to the aggregate number of PBF LLC Series A Units that they hold. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Dividend and Liquidation Rights. Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of PBF Energy.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company, or upon any distribution of assets of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	the preferences and special rights, if any, of the series and the qualifications and restrictions, if any, of the series;

•	the voting rights, if any, of the holders of the series; and

•	such other rights, powers and preferences with respect to the series as our board of directors may deem advisable.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply so long as our Class A common stock is listed on the NYSE, require stockholder approval of certain issuances (other than a public offering) equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our Class A common stock, as well as for certain issuances of stock in compensatory transactions. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. One of the effects of the existence of unissued and unreserved Class A common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of our Class A common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Certain Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

Certain provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

No Cumulative Voting

The Delaware General Corporation Law, or DGCL, provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation prohibits cumulative voting.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of our stockholders may be called at any time only by the chairman of the board of directors, the chief executive officer or the board of directors or Blackstone and First Reserve, for so long as Blackstone or First Reserve, in its individual capacity as the party calling the meeting, continues to beneficially own at least 25% of the total voting power of all the then outstanding shares of our capital stock.

Stockholder Action by Written Consent

The DGCL permits stockholder action by written consent unless otherwise provided by our certificate of incorporation. Our certificate of incorporation precludes stockholder action by written consent after the date on which Blackstone and First Reserve collectively cease to beneficially own at least a majority in voting power of all shares entitled to vote generally in the election of our directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors (or a committee of the board of directors), or Blackstone or First Reserve so long as certain ownership thresholds are met in accordance with the terms of our certificate of incorporation and bylaws. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Our bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed.

These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Removal of Directors; Vacancies

Our certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors (but subject to the terms of the stockholders agreement). In addition, our bylaws provide that any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring on the board of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (but subject to the terms of the stockholders agreement).

Delaware Anti-takeover Statute

We have opted out of Section 203 of the DGCL. However, in the event that Blackstone and First Reserve collectively cease to beneficially own at least 5% of the total voting power of all the then outstanding shares of our capital stock, we will automatically become subject to Section 203 of the DGCL.

Subject to specified exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change in control attempts.

Supermajority Provisions

Our certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation and requires a 75% supermajority vote for the stockholders to amend any provision of our bylaws after the date Blackstone and First Reserve collectively cease to beneficially own a majority of all of the outstanding shares of our capital stock entitled to vote.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director, except:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.

Our certificate of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to, and do, carry directors’ and officers’ insurance providing coverage for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We have entered into indemnification agreements with each of our directors and officers providing for additional indemnification protection beyond that provided by the directors’ and officers’ liability insurance policy. In the indemnification agreements, we have agreed, subject to certain exceptions, to indemnify and hold harmless the director or officer to the maximum extent then authorized or permitted by the provisions of the certificate of incorporation, the DGCL, or by any amendment(s) thereto.

There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Corporate Opportunity

Neither Blackstone nor First Reserve have any obligation to offer us an opportunity to participate in business opportunities presented to Blackstone or First Reserve even if the opportunity is one that we might reasonably have pursued, and neither Blackstone or First Reserve will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is our director or officer, such business opportunity is expressly offered to such director or officer solely in his or her capacity as our officer or director. Stockholders are deemed to have notice of and consented to this provision of our certificate of incorporation.

Choice of Forum

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a breach of fiduciary duty; (c) any action asserting a claim against us arising pursuant to the DGCL, our certificate of incorporation or our bylaws; or (d) any action asserting a claim against us that is governed by the internal affairs doctrine. However, several lawsuits involving other companies are currently pending challenging the validity of choice of forum provisions in certificates of incorporation, and it is possible that a court could rule that such provision is inapplicable or unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.

New York Stock Exchange Listing

Our Class A common stock is traded on the NYSE under the symbol “PBF.”

SELLING STOCKHOLDERS

Information about selling stockholders, including their identities and the Class A common stock to be registered on their behalf, will be set forth in a prospectus supplement, in a post-effective amendment or in filings we make with the SEC under the Exchange Act that are incorporated by reference into this prospectus. The selling stockholders may include certain of our affiliates.

PLAN OF DISTRIBUTION

The securities offered pursuant to this prospectus and any accompanying prospectus supplement, if required, may be sold by us or any of the selling stockholders in any of the following ways:

•	directly to one or more purchasers;

•	through agents;

•	to or through underwriters or brokers-dealers; or

•	through a combination of any of these methods of sale.

We will prepare a prospectus supplement, if required, for each primary offering that will disclose the terms of the offering, including the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by them (if any), the purchase price of the securities and the proceeds to us from the sale, any delayed delivery arrangements, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents. We may prepare prospectus supplements for secondary offerings by selling stockholders to disclose similar information.

In addition, we or the selling stockholders may use any one or more of the following methods when selling securities:

•	underwritten transactions;

•	privately negotiated transactions;

•	exchange distributions and/or secondary distributions;

•	sales in the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such securities at a stipulated price per share;

•	a block trade (which may involve crosses) in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	short sales and delivery of shares of Class A common stock to close out short positions;

•	sales by broker-dealers of shares of Class A common stock that are loaned or pledged to such broker-dealers;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell securities under Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements under the Securities Act, rather than under this prospectus.

We or the selling stockholders may distribute the securities covered by this prospectus from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to market prices; or

•	negotiated prices.

We or the selling stockholders may change the price of the securities offered from time to time.

We, the selling stockholders, or agents designated by us or them, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act. We will name any agents involved in the offer or sale of the securities and describe any commissions payable by us to these agents in the applicable prospectus supplement, if required. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we or the selling stockholders utilize any underwriters in the sale of the securities in respect of which this prospectus is delivered, we or the selling stockholders will enter into an underwriting agreement with those underwriters at the time of sale to them. We will set forth the names of these underwriters and the terms of the transaction in the applicable prospectus supplement, if required, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. The underwriters may also be our or any of the selling stockholder’s customers or may engage in transactions with or perform services for us or any of the selling stockholders in the ordinary course of business.

If we or the selling stockholders utilize a dealer in the sale of the securities in respect of which this prospectus is delivered, we or the selling stockholders will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. The dealers may also be our or any of the selling stockholder’s customers or may engage in transactions with, or perform services for us or the selling stockholders in the ordinary course of business.

Offers to purchase securities may be solicited directly by us or the selling stockholders and the sale thereof may be made by us or the selling stockholders directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the prospectus supplement, if required, relating thereto. We may use electronic media, including the Internet, to sell offered securities directly.

We may offer our shares of Class A common stock into an existing trading market on the terms described in a prospectus supplement relating thereto. Underwriters, dealers and agents who participate in any at-the-market offerings will be described in the prospectus supplement relating thereto.

We and/or the selling stockholders may agree to indemnify underwriters, dealers and agents who participate in the distribution of securities against certain liabilities to which they may become subject in connection with the sale of the securities, including liabilities arising under the Securities Act.

A prospectus and accompanying prospectus supplement, if required, in electronic form may be made available on the web sites maintained by the underwriters. The underwriters may agree to allocate a number of securities for sale to their online brokerage account holders. Such allocations of securities for internet distributions will be made on the same basis as other allocations. In addition, securities may be sold by the underwriters to securities dealers who resell securities to online brokerage account holders.

In compliance with guidelines of the Financial Industry Regulatory Authority, or FINRA, the maximum commission or discount to be received by any FINRA member or independent broker dealer will not exceed 8% of the gross proceeds from the sale of the securities offered pursuant to this prospectus and any applicable prospectus supplement, if required.

In connection with sales of the shares of Class A common stock under this prospectus, the selling stockholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the shares of Class A common stock in the course of hedging the positions they assume. The selling stockholders also may sell shares of Class A common stock short and deliver them to close out the short positions or loan or pledge the shares of Class A common stock to broker-dealers that in turn may sell them.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of Class A common stock owned by them and, if any selling stockholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of Class A common stock from time to time under this prospectus after we have filed a supplement to this prospectus if required by law.

The selling stockholders also may transfer the shares of Class A common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of Class A common stock from time to time under this prospectus after we have filed a supplement to this prospectus if required by law, supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

In connection with offerings of securities under the registration statement of which this prospectus forms a part and in compliance with applicable law, underwriters or broker-dealers may engage in transactions that stabilize or maintain the market price of the securities at levels above those that might otherwise prevail in the open market. Specifically, underwriters or broker-dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters or broker-dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other broker-dealers for distribution of the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

LEGAL MATTERS

The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by Stroock & Stroock & Lavan LLP, New York, New York.

EXPERTS

The combined and consolidated financial statements of PBF Energy Inc. and subsidiaries (combined and consolidated with PBF Energy Company LLC and subsidiaries), incorporated in this prospectus by reference from PBF Energy Inc.’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Paulsboro Refining Business as of December 16, 2010 and for the period from January 1, 2010 through December 16, 2010, appearing in PBF Energy Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2012, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing in PBF Energy Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012 and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

10,000,000 Shares

PBF ENERGY INC.

Class A Common Stock

Morgan Stanley

Credit Suisse

Barclays

Citigroup

Deutsche Bank Securities

UBS Investment Bank

Wells Fargo Securities

BNP PARIBAS

Credit Agricole CIB

MUFG

Natixis

Scotia Howard Weil